SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

3Q24 Highlights

- **Adjusted EBITDA** of R$ 1.2 billion in 3Q24 and R$ 3.8 billion in 9M24
- **Net Income**[1] of 1.2 billion in 3Q24 (+175.9% vs 3Q23) and R$ 2.2 billion in 9M4 (+8,5% vs 9M23)
- **Leverage** of 1.5x EBITDA
- **Operating Cash Generation** of R$ 1.0 billion in 3Q24

[1] Considers discontinued operations

- **Sale of 538 MWm of energy** in 3Q24 at the best price point of the year
- **11.2%* reduction in P** – departure of 1,258 employees on August 14th due to PDV
- ***Closing* of the Divestment of UEGA and Compagas** positioning Copel with a 100% renewable operational portfolio
- **Sale of properties** with a net result of R$264.4 million

*Adjusted and deflated

Financial indicators

R$ million

Highlight of Indicators	3Q24	3Q23	Δ%	9M24	9M23	Δ%
EBITDA (R$ million)	1,526.7	799.3	91.0	4,230.8	3,536.2	19.6
Adjusted EBITDA	1,239.7	1,391.4	(10.9)	3,849.6	4,021.8	(4.3)
Net Income (R$ million)	1,217.1	441.2	175.9	2,224.2	1,384.4	60.7
Earnings per share (R$) [1]	0.41	0.15	175.9	0.7	0.46	60.7
Return on Shareholders' Equity [2]	4.8%	1.9%	154.7	0.1	5.9%	48.3
EBITDA Margin	26.6%	14.4%	84.6	0.3	22.2%	14.5
Adjusted EBITDA margin	21.6%	25.1%	(13.9)	0.2	25.3%	(8.4)
Operating Margin	16.3%	2.3%	602.7	0.1	10.1%	40.3
Book Value per Share (R$)	8.54	7.88	8.3	8.5	7.88	8.3
Net debt/ Shareholders' Net Equity	32.3%	38.4%	(16.0)	0.3	38.4%	(16.0)
Current Liquidity	1.4	1.5	(2.4)	1.4	1.5	(2.4)
Leverage	1.5	2.3	(34.8)	1.5	2.3	(34.8)

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Considers the initial Equity for the year.
Values subject to rounding adjustments.

Results Webcast

Nov, 7, 2024 | 10:00 BRT

Link de acesso

RESULTS | 3Q24

List of contents

1. Consolidated Results	2
1.2 Operating Revenue	3
1.3 Operating Costs and Expenses	4
1.4 Equity in Earnings of Subsidiaries	5
1.5 Financial Results	5
1.6 Consolidated Net Income	6
1.7 Debt	6
2. Investments	8
3. Copel Geração e Transmissão (Consolidated Profit)	9
3.1 Financial Performance	9
3.1.1 IFRS Effect on the Transmission Segment	10
3.2 Operational Performance	10
3.2.1 Generation	11
3.2.2 Energy sold	11
3.2.3 Transmission	12
RBSE	12
4. Copel Distribuição	13
4.1 Financial Performance	13
4.1.1 Regulatory Efficiency	14

4.2 Operational Performance	14
4.2.1 Grid Market (TUSD)	14
4.2.2 Captive Market	14
4.2.3 Operational Data	14
5. Copel Comercialização	16
5.1 Financial Performance	16
5.2 Operational Performance	16
6.ESG Performance	17
6.1 Copel, pioneer in ESG in the sector	17
6.2 Recent Highlights	18
6.3 Indicators	18
6.4 Ratings, Ratings, and Indexes	18
7. Other highlights	19
List of Exhibit	22

RESULTS | 3Q24	1

1. Consolidated Results

The following analyses refer to the third quarter of 2024 and the accumulated period from January to September 2024, compared to the same period in 2023.

1.1 EBITDA

Copel's adjusted EBITDA[1] was R$1,239.7 million in 3Q24, reflecting the strength of an integrated company with a diversified portfolio, scenario in which Copel Geração e Transmissão (Copel GeT) and Copel Comercialização (Copel COM) accounted for approximately 51.8% of this result, while Copel Distribuição (Copel DIS) accounted for 48.2%.

Of particular note in this quarter was (i) the 8.7% increase in Copel Distribuição's EBITDA compared to 3Q23, reaching R$607 million, as a result of the 4.4% growth in the billed grid market and the average 2.7% increase in Distribution System Use Tariffs (TUSD); and (ii) the 11.2% reduction (or R$26.0 million) in personnel and management costs when the inflationary effect between the periods is isolated, mostly explained by the departure of 1,258 employees from the Company in the Voluntary Dismissal Program (PDV) in August of this year.

When comparing consolidated EBITDA, the result was 10.9% lower than the R$1. 391.4 million in 3Q23, mainly due to: (i) the lower average energy price of Copel GeT's portfolio (R$176.31 compared to R$204.51 in 3Q23, a reduction of 13.8%), mainly due to the termination of a CCEAR contract in September 2023, whose average price was R$252.99/MWh; and (ii) the generation deviation of R$66.8 million (+87%), caused essentially by the curtailment of 23.4% in the period.

[1] Excluding non-recurring items, new replacement value (VNR) by the adjustment to present value of Copel Distribuição's indemnifiable assets, and IFRS effects on assets of transmission contracts.

Adjusted Consolidated EBITDA

Note. Considers discontinued operations

The non-recurring items considered for the calculation of adjusted EBITDA are shown in the following table:

Considering the period to September 2024, adjusted EBITDA reached R$ 3,849.6 million, 4.3% lower than the R$ 4,021.8 million recorded in the same period of 2023, mainly justified by the lower average price of energy sold and the deviation of generation from wind complexes given the higher curtailment in 2024; partially offset by the 21.7% growth in Copel DIS.

RESULTS | 3Q24	2

1.2 Operating Revenue

Net operating revenue totaled R$5,735.6 million in 3Q24, up 3.5% on the R$5,544.0 million recorded in 3Q23. This result mainly reflects the increase in:

(i)	(R$157.6 million (+10.5%) in revenue from the availability of the electricity grid, due mainly to the 6.0% growth in the grid market and the June 2024 tariff readjustment, with an average effect of 2.7% on the tariffs for use of the distribution system (TUSD);
(ii)	R$147.5 million (+54.0%) in the result of sectoral financial assets and liabilities (CVA), mainly as a result of higher energy costs due to the thermal dispatch in 3Q24;
(iii)	R$50.9 million (+42.1%) in other operating revenues due to higher revenues from leases and rents from pole sharing contracts; and
(iv)	R$44.4 million (+7.2%) in construction revenue, due to the increase in the volume of works related to Copel DIS's investment program (see item 2), which includes investments aimed at improving and modernizing infrastructure and improving customer service.

These increases were partially offset by the reduction:

(i)	R$163.9 million (-16.4%) in electricity supply revenue, basically as a result of the lower average price for the sale of energy (R$176.31 compared to R$204.51 in 3Q23) at Copel GeT, mainly due to the termination of a CCEAR contract (a contract in the Regulated Contracting Environment) in September 2023, whose average price was R$252.99/MWh; and
(ii)	R$53.6 million (-2.6%) in electricity supply revenue, mainly due to the 4.0% average reduction in Energy Tariffs (TE) as of Copel Distribuição's June 2024 tariff adjustment, partially offset by the 2.6% increase in the captive market;

In the year to September 2024, net operating revenue totaled R$16,631.9 million, an increase of 4.5% compared to the R$15. 911.8 million recorded in the same period of 2023, with the following variations standing out: (i) an increase of R$785.3 million (+18.1%) in electricity network availability revenue, essentially due to the 8.2% growth in the grid market and the accumulated TUSD adjustments of 6.3% in 2023 and 2.7% in 2024; (ii) an increase of R$501.6 million (+8.7%) in the supply of electricity due mainly to the 7.8% growth in Copel DIS' captive market and the 17.4% increase in the Energy Tariff (TE) in 2023, partially offset by the 4.0% reduction in the TE in the June 2024 adjustment; and (iii) an increase of R$162.9 million (+9.3%) in construction revenue due to the volume of works in Copel DIS's investment program; partially offset by (iv) a decrease of R$437.2 million (-16.0%) in electricity supply revenue due to the termination of the CCEAR contract for the Salto Caxias HPP with supply from May to September 2023 at a price of R$252.99/MWh and the increase in curtailment restrictions at Copel Geração e Transmissão; and (v) a reduction of R$313.5 million (-35.6%) in the result of sector financial assets and liabilities.

RESULTS | 3Q24	3

1.3 Operating Costs and Expenses

In 3Q24, operating costs and expenses totaled R$4,640.5 million, down 10.1% compared to the R$5,160.3 million recorded in 3Q23. The variation is mainly due to the reduction of R$811.9 million with PMSO (manageable costs), excluding provisions and reversals, mainly due to the recording in 3Q23 of R$610.1 million related to the Voluntary Dismissal Program (PDV) and the recognition, in 3Q24, of the result of the sale of assets unserviceable to Copel GeT's concession, in the amount of R$264.4 million, in other operating costs and expenses (more details in Other Highlights).

Neutralizing the effects of provisions related to performance bonuses (PPD), profit sharing (PLR), long-term incentives and PDV, there was a reduction of 7.6% (R$ 16,9 million) in personnel and management costs in the quarterly comparison, an effect of the reduction of 1,393 employees in the comparison between the periods, partially offset by the salary adjustment of 4.51% in the Collective Agreement of October 2023. Isolating the effects of the accumulated inflation of 4.09% measured by the INPC (the National Consumer Price Index), there is a decrease of 11.2% (or R$ 26.0 million) in personnel compared to 3Q23.

The line of other operating costs and expenses, after excluding the amount related to the sale of assets, shows an increase of 25.6%, basically due to the higher amount in decommissioning of assets at Copel Distribuição due to the progress of the investment program and replacement of equipment; and the increase in financial compensation for the use of water resources of R$8.2 million due to the higher generation of energy in the period.

The line of third-party services increased by R$ 8.9 million, related to maintenance of facilities and communication, processing and data transmission.

Also noteworthy:

(i)	an increase of R$332.4 million in electricity purchased for resale (+16.7%) due basically to (a) the higher volume coming from the distributed generation system, in the amount of R$109.9 million; and (b) the volume coming from the New Energy Auction contracts from January 2024;
(ii)	the reduction of R$72.8 million in provisions and reversals, mainly due to (a) the lower provision for litigation (-R$55.9 million) resulting from the provision made in 3Q23 for Copel GeT's regulatory litigation, the effect of Aneel Order No. 2,094, of June 28, 2023, which deals with the methodology for calculating the Surplus and Deficit Compensation Mechanism (MCSD), in the amount of R$66.2 million, partially offset by the higher amount of the provision for Copel DIS indemnity actions, in the amount of R$23.1 million and (b) the reduction of R$26.5 million in expected credit losses, due mainly to the recovery of overdue invoices; and
(iii)	the decrease of R$50.8 million in charges for the use of the electricity grid due to the reduction in costs with the Basic Grid, partially offset by the increase in the Reserve Energy Charge - EER, as a result of the need for contributions from agents in the consumption profile to maintain the balance of the Reserve Energy Account - CONER in 2024.

RESULTS | 3Q24	4

Evolution of the staff

Breakdown of Costs and Expenses

In 2024, total operating costs and expenses reached R$13,715.7 million, 0.5% higher than the R$13,647.5 million recorded in the same period of 2023. The main variations were: (i) an increase of R$620.3 million in electricity purchased for resale, mainly due to the 53.9% increase (+R$420.6 million) in financial compensation for energy from distributed generation systems; (ii) an increase of R$103.9 million in network usage charges due to the readjustment of network usage contracts and an increase in energy consumption; and (iii) an increase of R$44.3 million in third-party services, as a result of higher amounts for maintenance of the electricity system and maintenance of facilities.

These events were partially offset, in particular, by (i) the reduction of R$704.1 million in personnel and administrators, due to the non-recurring effect of the PDV provision and the indemnity for the second third of additional vacation pay, both from 2023, and the reduction in the workforce; and (ii) the reduction in other operating costs and expenses resulting mainly from the gain on the sale of Copel GeT's real estate.

1.4 Equity in Earnings of Subsidiaries

The equity result of Copel's jointly-controlled ventures and other affiliates in 3Q24 was 6.8% lower than in the same period of the previous year (R$63.2 million, compared to R$67.8 million in 3Q23). This result is mainly due to the effect of the Mata de Santa Genebra tariff review. Details of the results can be seen in Annex I.

1.5 Financial Results

The financial result improved by R$100.4 million (negative R$222.4 million, compared to negative R$322.8 million recorded in 3Q23), mainly due to: (i) income from financial investments with an increase of R$37.7 million (+22.4%), due to higher fund-raising, higher interest rates, higher cash from operating activities and the availability of the amount raised in the Primary Share Offering; (ii) expenditure on monetary variation of debt charges which fell by R$23.8 million (-5.3%); (iii) interest on taxes to be offset with an increase of R$22.8 million (+131.1%) and (iv) the late payment surcharge on invoices with an increase of R$19.2 million (+43.9%) due mainly to the recovery of invoices due to the reduction in delinquency at Copel Distribuição. The improvement in results was partially offset by (v) the increase in financial expenses with monetary restatement of provisions for litigation (R$39.6 million in 3Q24 compared to R$18.5 million in 3Q23).

RESULTS | 3Q24	5

In the year to September 2024, the financial result improved by R$117.1 million, to a negative R$780.2 million compared to a negative R$899.3 million up to September 2023. The result is mainly due to the (i) increase in income from financial investments, of R$170.0 million; (ii) reduction of R$103.2 million in expenses from monetary and exchange rate variations and debt charges, partially offset by the (iii) reduction in expenses from monetary variation and adjustment to present value on accounts payable linked to the concession (UBP), in the amount of R$57.9 million and the (iv) reclassification of the monetary restatement of litigation provisions to financial expenses of R$71.0 million (R$44.9 million in 2023).

1.6 Consolidated Net Income

Copel recorded net income of R$1,217.1 million compared to R$441.2 million in 3Q23, an increase of 175.9%. In addition to the items already mentioned, this growth is also explained by capital gains (i) of R$470.3 million resulting from the divestments of Compagas and UEGA assets (more details in item 7. Other highlights of the period); and (ii) of R$174.5 million from the sale of unserviceable real estate owned by Copel GeT.

Excluding non-recurring effects, adjusted net income fell by 32.5%, mainly because of the tax benefit generated in 3Q23 due to the higher distribution of Interest on Equity. The main adjustments to net income in 3Q24 were:

Considering the year to September 2024, net profit was R$2,224.2 million compared to R$1,384.4 million in the same period of 2023, an increase of 60.7%.

1.7 Debt

Copel's total consolidated debt on September 30, 2024 was R$16,227.69 million, a variation of 8.5% in relation to the amount recorded on December 31, 2023, of R$14,962.3 million.

The following table and graphs show the indebtedness of Copel and its subsidiaries at the end of the third quarter of 2024.

Debt by Subsidiary

1 The Company has approximately R$2.0 billion available for funding in the Primary Offering of Shares to be used for the payment of the Grant Bonus for the renewal of the concessions of the FDA, Segredo and Salto Caxias plants.

2 Includes Copel Geração e Transmissão S.A. (parent company).

3 Includes Copel Serviços, wind farms (Brisa Potiguar, Cutia, Jandaíra, Vilas, Aventura and SRMN) and transmission companies (West Coast and Marumbi).

RESULTS | 3Q24	6

Adjusted Net Debt/Adjusted EBITDA

Debt Indexes

Amortization - R$ million

Average Term: 4.2 years

RESULTS | 3Q24	7

2. Investments

In 3Q24, the amount invested was R$564.2 million, of which 90.3% was invested by Copel Distribuição and 9.7% by Copel Geração e Transmissão.

In the full year, R$1,823.6 million was invested, of which 90.7% was invested in Copel Distribuição, with 94.8% going to electrical assets and 5.2% to investments in non-electrical assets and other investments.

The investments made in the distributor are essentially allocated to the Transformation Program, with the aim of modernizing, automating and renewing the distribution network and private communication network with standardized technologies to meet the automation equipment. Among the expected benefits are the reinforcement of rural networks to reduce disconnections and ensure support for the growth of agribusiness in the state of Paraná, reduction of costs with O&M and commercial services and improvement in the control of indicators of Equivalent Duration of Interruption per Consumer Unit - DEC and Equivalent Frequency of Interruption per Consumer Unit - FEC. The program is made up of 3 pillar projects:

o	Three-Phase Paraná (Paraná Trifásico): covers the construction of approximately 25,000 km of new networks by 2025 and represents the improvement and renovation of rural distribution networks in the company's concession area, with the implementation of a three-phase network and the creation of redundancy in the main rural branches. By the end of September 2024, 19,019 km of network had been completed.

o	Intelligent Electricity Network: aims to implement a private communication network with standardized technology to serve all the distribution network's automation equipment and advanced metering infrastructure. By the end of September 2024, 924,402 smart meters had already been installed. In phases 1 and 2 of the program, advances were identified for our operation, with a reduction in man-hours and km traveled, fewer non-technical losses, an improvement in quality and a reduction in compensation for breaches of quality performance limits.

o	Total Reliability: aims to ensure modernity in energy network operations based on the following premises: maintaining full communication between teams and the availability of equipment on the network, implementing automation in special equipment, maintaining all municipalities in the concession with a substation or special switch and expanding network circuits and Self Healing equipment. By the end of September 2024, the project had completed 88.70% of the planned schedule.

RESULTS | 3Q24	8

3. Copel Geração e

Transmissão

(Consolidated Profit)

3.1 Financial Performance

Copel GeT posted an adjusted EBITDA[2] of R$649.2 million, 18.2% less than the
R$793.2 million recorded in 3Q23. This result mainly reflects
(i) the lower average energy price in Copel GeT's portfolio (R$ 176.31 compared to R$ 204.51 in 3Q23, a reduction of 13.8%) mainly due to the termination of the CCEAR (a contract in the Regulated Contracting Environment) Salto Caxias HPP in September 2023, whose average price was R$ 252.99/MWh; (ii) the generation deviation of R$ 66.8 million (+87%), mainly caused by the curtailment of 23.4% in the period and (iii) a decrease of R$ 34.1 million in the revenue from the availability of the electric grid, due to the tariff review of the transmission concession contracts. This result was partially offset by lower costs with electricity purchased for resale, a reduction of R$33.2 million (-33.4%).

Item 3.1.1 presents the regulatory accounting of the result for the purpose of verifying the IFRS (International Financial Reporting Standards) effect on transmission assets.

[2] Excluded non-recurring items and IFRS effects on assets from transfer agreements.

Expenses with PMSO (Personnel (P), Material (M), Third Party Services (S) and Other Expenses (O)) (manageable costs), excluding provisions and reversals, decreased by R$406.5 million, mainly due to the recording in 3Q23 of R$190.3 million related to the PDV (Voluntary Dismissal Program) and the recognition, in 3Q24, of the result of the sale of unserviceable to the concession assets , in the amount of R$264.4 million, recorded in other operating costs and expenses (more details in Other Highlights). Excluding the effects of the provision for PDV and the sale of unserviceable assets, the PMSO increased by R$8.5 million (+3.6%), essentially influenced by the higher cost of financial compensation for the use of water resources (+R$9.1 million), due to higher generation in the period.

Neutralizing the effects of the provisions related to PDV, PPD (performance bonus) and PLR (profit sharing), there was a reduction of 12.4% in personnel and administration costs in the quarterly comparison, an effect of the reduction of 378 employees between the periods, partially offset by the salary adjustment of 4.51% in the Collective Agreement of October 2023. Isolating the effects of the accumulated inflation measured by INPC (the National Consumer Price Index), of 4.09% between 3Q23 and 3Q24, there was a 15.8% reduction in Personnel.

RESULTS | 3Q24	9

In the year-to-date, Copel GeT recorded adjusted EBITDA of R$2,011.3 million, a decrease of 13.2% compared to the same period of the previous year, mainly due to (i) the higher generation deviation in wind complexes at R$107.4 million; offset by (ii) lower expenditure on electricity purchased for resale in the period at R$59.5 million.

Adjusted net income was R$416.3 million, an increase of 1.8% compared to 3Q23, due to, in addition to the items already mentioned, (i) better financial results (-R$133.9 million compared to -R$163.1 in 3Q23), explained by the higher income from financial investments and lower financial expenses with debt charges, offset by (ii) higher expenditure on Income Tax and Social Contribution, due to the payment of Interest on Equity (JCP) to the Holding Company in 3Q23. The accumulated net income reached R$ 1,057.6 million, an increase of 17.3% compared to 9M23.

3.1.1 IFRS Effect on the Transmission Segment

For the calculation, an adjustment was made considering the effects of the application of ICPC 01 / IFRIC 12 on the corporate statements in the transmission segment.

3.2 Operational Performance

Present in 10 states, Copel Geração e Transmissão operates a diversified park of hydroelectric and wind power plants, totaling 6,553.9 MW of installed power and 2,922.1 average MW of physical guarantee. In the Transmission segment, Copel has a total network of 9,685 km of transmission lines and 53 basic network substations, considering the shares.

For more information on generation and transmission operational data, see Annex IV.

RESULTS | 3Q24	10

3.2.1 Generation

Copel's generating complex is composed of 100% renewable sources in operation.

Power generation by Copel Geração e Transmissão S.A. and its wind farms in the quarter was higher than in the same period last year, reaching 7,789 GWh compared to 6,949 GWh in 3Q23. In the year to September 2024, generation amounted to 21,429 GWh compared to 17,611 GWh in the year to September 2023.

3.2.2 Energy sold

In the 3rd quarter of 2024, Copel Geração e Transmissão recorded 3,621 GWh of electricity sold from hydroelectric sources, a reduction of 7.8%, mainly due to the termination of the CCEAR contract for the Salto Caxias HPP, with supply from May to September 2023. The energy sold does not consider the generation allocated to the Energy Reallocation Mechanism (MRE), which grew in the quarter (3,545 GWh compared to 2,250 GWh in 3Q23).

For wind farms, the total electricity sold was 1,113 GWh, a reduction of 4.5%, mainly due to the reduction in sales under bilateral contracts and short-term energy purchases, partially offset by the energy sold in the regulated environment (CCEARs) due to the start of supply at the Vilas Wind Complex[3].

7

[3] Vila Ceará I, Vila Maranhão I, Vila Maranhão II and Vila Maranhão III Wind Farms (28°LEN - CCEAR 2024 - 2053).

RESULTS | 3Q24	11

GSF and PLD

3.2.3 Transmission

Copel has more than 9,600 km of transmission lines in eight Brazilian states, including its own assets and those in partnership with other companies. In addition to building, maintaining and operating its own extensive energy transmission network, Copel provides services for projects run by other concessionaires. The Transmission projects are listed in Annex IV, including the projects of Copel Geração e Transmissão, SPEs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel Geração e Transmissão), as well as the 7 SPEs in which Copel Geração e Transmissão has a stake.

RESULTS | 3Q24	12

RBSE

Below we describe the flow of receipt of the portion of the Revenue related to the Basic Network of the Existing System – RBSE[4] for the next cycles. It is important to note that they may be changed in the future, due to tariff review processes and/or review of parameters used for the composition of these revenues by the regulatory body. The values below underwent periodic tariff review, according to ratifying resolution No. 3,344/2024, and annual adjustment by the IPCA (Consumer Price Index) according to ratifying resolution (REH) 3,348/2024.

Note:

Economic component: future values based on the 2024-2025 cycle (according to REH 3,348/2024 of 07/16/2024)

Financial component: amounts published in REH 2,847/21. Subject to revision in view of the controversy in the methodology used to calculate these values by the regulatory agency.

RAP values up to the 2027-2028 cycle projected based on the values of REH 3348/2024.

4. Copel Distribuição
4.1 Financial Performance

Copel Distribuição reported adjusted EBITDA of R$607.3 million in 3Q24, an increase of 8.7%, basically due to the 4.4% growth in the billed grid market and the June 2024 tariff readjustment, with an average increase of 2.7% in TUSD (Distribution System Use Tariffs). In the year to September 2024, adjusted EBITDA reached R$1,790.1 million, an increase of 21.7% compared to the same period in 2023.

[4] It refers to the concession contract 060/2001, which represents 41.6% of the allowed annual revenue (RAP) from transmission of Copel Geração e Transmissão and proportional of the participations.

Expenses reported with PMSO, except for provisions and reversals, decreased 41.9% in 3Q24 compared to 3Q23, mainly due to the provision for indemnification of the PDV (Voluntary Dismissal Program) in 3Q23, in the amount of R$397.3 million. Excluding the effects of provisions for the PDV, PPD (performance bonus) and PLR (profit sharing), the personnel cost line decreased 8.1%. Isolating the effects of the accumulated inflation of 4.09% measured by the INPC (the National Consumer Price Index) there was a reduction of 11.7% related to personnel in the third quarter of 2024, mainly due to the reduction of 987 employees in the comparison between the periods, mostly related to the PDV concluded in August 2024.

Third-party services increased by R$24.4 million (+15.0%), substantially linked to the cleaning of easement strips and maintenance on network lines.

Other operating costs and expenses grew by R$21.0 million (+61.9%) due to losses on the decommissioning of assets because of the progress of the investment program and replacement of equipment in the period.

RESULTS | 3Q24	13

Copel Distribuição's reported net income in 3Q24 was R$243.8 million (compared to R$4.6 million in 3Q23). Excluding non-recurring events, net income decreased by 5%, basically because of the increase of R$20.2 million in depreciation and amortization in the period.

In the year-todate, net income was R$693.6 million, an increase of 78.2%, reflecting the PDV provision and additional one-third of vacations in 2023 and due to the improvement in operating performance in 2024.

Below are Copel Distribuição's main indicators:

Also noteworthy in 3Q24 were:

(i)	a 13.4% increase in revenue from the availability of the electricity network, mainly due to the 6.0% growth in the grid market and the tariff readjustment in June 2024, with an average effect of 2.7% on the TUSD;
(ii)	a 54.0% increase in revenue from sectoral financial assets and liabilities due to higher energy costs caused by thermal dispatch in 3Q24;
(iii)	an increase of R$381.7 million in electricity purchased for resale (+25.0%), basically due to higher energy costs from the distributed generation system;
(iv)	the 32.2% reduction in provisions and reversals, due to the R$27.3 million reduction in expected credit losses, offset by the R$5.1 million increase in provisions for litigation.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$2,438.7 million in the last 12 months, equivalent to an efficiency of R$710.1 million, 41.1% above regulatory EBITDA.

Note: Regulatory EBITDA is calculated based on the WACC values on Remuneration Base + Special Obligations + LPLT/RGR, and QRR published in ANEEL's Technical Notes in the events of Review or Tariff Adjustment.

RESULTS | 3Q24	14

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and permit holders within the state of Paraná and all the free consumers in its concession area, had a 6.0% increase in electricity consumption in 3Q24 compared to the same period last year and 8.2% year-to-date, mainly due to higher temperatures and greater economic activity in 2024. The billed grid market, which considers the energy compensated by Mini and Micro Distributed Generation (MMGD), increased by 4.4% in 3Q24 and 6.2% year-to-date.

4.2.2 Captive Market

The captive market showed an increase of 2.6% in electricity consumption in 3Q24 compared to the same period last year and 7.8% year-to-date. The billed captive market, which takes into account MMGD compensated energy, fell by -0.6% in 3Q24 and by 4.3% year-to-date.

4.2.3 Operational Data

Copel Distribuição has a concession in force until July 7, 2045, whose service quality criteria (Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC) are defined by ANEEL (National Electricity Regulation Agency).

Despite the severe weather events in the state of Paraná in recent months, the company has acted in a timely manner to re-establish the power supply and prevent vegetation on the network, which has helped to keep the quality of service indices within the regulatory limits.

For DEC, the result for the last 12 months as of September 2024 was 8.23 hours, while for FEC, the result for the same period was 5.41 interruptions, both within the established regulatory limit.

Losses - Distribution losses can be defined as the difference between the electricity acquired by distributors and that billed to their consumers, and are segmented as Technical and Non-Technical. Technical Losses are inherent to the activity of electricity distribution and Non-Technical Losses originate mainly from theft (clandestine connection, direct detour from the network), fraud (meter tampering or detour), reading, measurement and billing errors.

At the end of September 2024, Technical Losses for the last 12 months were 2,260 GWh, compared to 2,070 GWh for the same period last year, and Non-Technical Losses were 657 GWh, compared to 673 GWh for the same period last year. Total losses over the last 12 months amounted to 2,917 GWh at the end of September 2024.

GWh - 12 Meses	Sep/20	Sep/21	Sep/22	Sep/23	Sep/24
Injected Energy	32.377	34.374	35.216	35.780	39.057
Distribution Losses	2.465	2.651	2.651	2.743	2.917
Technical Losses	1.958	1.989	2.038	2.070	2.260
Non-Technical Losses	507	662	614	673	657

* Losses reflect the difference between the measured load and the billed market. In 2020, with the onset of the Covid-19 pandemic, the load shrank rapidly and the market did not respond at the same speed, due to the mismatch between the measurement calendar and the consumer billing calendar, reducing the volume of losses in this period.

Non-technical losses, calculated as the difference between total losses and technical losses, are largely associated with the concessionaire's management and the socio-economic characteristics of the concession areas. To this end, Copel maintains a Program to Combat Non-Technical Losses through the following actions:

✓	Improvement of actions to combat irregular procedures, improving the performance of targeted inspections;

RESULTS | 3Q24	15

✓	Investments aimed at the provision and/or acquisition of inspection equipment;
✓	Preparation and execution of specific training and retraining related to commercial losses;
✓	Carrying out inspections, both in Medium and Low Voltage;
✓	Educational notes in the press and messages on the electricity bill.
✓	Joint operations with the Civil Police and the Public Prosecutor's Office;
✓	Opening of a police investigation in the regions where significant numbers of irregular procedures were found.

The tariff transfer of efficient levels of losses is provided for in the concession contracts and these losses are included in the costs of energy purchases up to the regulatory limit stipulated by ANEEL. Copel Distribuição has remained within the regulatory limits in recent tariff processes.

5. Copel Comercialização
5.1 Financial Performance

Copel Comercialização presented adjusted EBITDA of R$3.2 million in 3Q24, mainly due to the difference between the hourly generation curve of contracts and the consumption profile and the difference in prices between energy submarkets, with an impact of approximately R$30.0 million.

The main adjustment in the quarter was the fair value of energy purchase and sale contracts (mark-to-market) - the amount calculated by the difference between the contracted price and the future market price estimated by the company - which was positive by R$17.9 million in 3Q24 compared to R$34.5 million in 3Q23, mainly as a result of the increase in energy prices.

Manageable costs fell by 36.9% in 3Q24, influenced essentially by the reduction in personnel due to the PDV (Voluntary Dismissal Program) provision in 3Q23, the decrease in insurance expenses (-R$0.2 million), recorded in the other costs line, partially offset by the increase in third-party services (+R$1.1 million) with communication, processing and data transmission.

The personnel and administrators account, excluding the effects of the PDV, PPD (performance bonus) and PLR (profit sharing), registered a decrease of 2.0% in 3Q24. Isolating the effects of accumulated inflation of 4.09%, measured by INPC (the National Consumer Price Index), there was a reduction of 5.9%.

RESULTS | 3Q24	16

Net income in 3Q24 was R$20.5 million, up from a loss of R$7.0 million in 3Q23. This result is mainly due to the mark-to-market variation.

5.2 Operational Performance

Copel Comercialização recorded a 5.2% increase in the amount of energy sold in 3Q24, due to the effect of increased sales to traders under bilateral contracts (+24.3%). The graph shows the evolution of Copel Comercialização in terms of GWh sold.

6.ESG Performance
6.1 Copel, pioneer in ESG in the sector

Copel was the first company in the sector to produce an Environmental Impact Report for a generation project, and the first company in the energy sector in Brazil to become a signatory to the UN Global Compact in 2000. The company promotes actions to disseminate the UN's 2030 Agenda and implement the Sustainable Development Goals - SDGs in the electricity sector. Copel joined the Pact Commitment for Water and Energy Resilience and received the Pro-Gender and Race Equality Seal from the Federal Government. The Company received the Pro-Ethics Seal, 2018-2019 and 2020-2021 editions, awarded by CGU (Federal Comptroller General) and Instituto ETHOS, for the voluntary adoption of integrity measures, with public recognition for the commitment to implement measures aimed at preventing, detecting and remedying acts of corruption and fraud. Copel participates in the 100% Transparency Movement of the UN Global Compact, the first and largest initiative to promote corporate transparency in Brazil.

Environmental

▪	Net Zero Ambition Movement - Copel participates in the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of greenhouse gases by 2030;
▪	Copel 2030 Neutrality Plan, approved by the Board: with the purpose of neutralizing Scope 1 Greenhouse Gas (GHG) emissions for the assets that Copel has operational control over (according to the concept established in the GHG Protocol methodology) by 2030;
▪	Copel is also part of the Brazilian Business Commitment to Biodiversity with the Brazilian Business Council for Sustainable Development (CEBDS).

RESULTS | 3Q24	17

Social

▪	Actions and Programs - Solidarity Selective Collection; Cultivar Energia (Cultivate Energy) Program; EletriCidadania; Good Neighborhood Program; Diversity Commission; Human Rights Program; EducaODS; Iluminando Gerações; Mais que Energia (More Than Energy), among others.
▪	It has a Sustainability Policy, a People Management Policy and an Occupational Health and Safety Policy, among others.
▪	The Cultivar Energia (Cultivate Energy) program - it sets up community gardens under Copel's power lines - has been in existence for 10 years and has a partnership with 8 municipalities in Paraná, where 20 Copel gardens are distributed, currently benefiting around 4,000 people with healthy food and income generation. The gardens also protect Copel properties from irregular occupation, reinforce the company's presence and brand in the communities and beautify impoverished neighborhoods, transforming the environment and urban planning in the cities.

Governance

▪	Copel is a company with dispersed capital and no controlling shareholder;
▪	The Board of Directors is made up mostly of independent members and has statutory advisory committees: Statutory Audit Committee - CAE; Sustainable Development Committee - CDS, Investment and Innovation Committee - CII and People Committee - CDG;
▪	The CAE is made up of independent members, one of whom is an external member;
▪	Establishment of variable remuneration with ESG targets - 2023: 30% of PPD;
▪	Listed on B3's Governance Level 2;
▪	Adherence to the UN Global Compact's 100% Transparency Movement.

Priority SDGs of the Brazilian Electricity Sector

6.2 Recent Highlights

▪	With the divestment of all the shares in Copel's stake in UEG Araucária (UEGA) and Compagas, the company is consolidating its strategic plan for a 100% renewable energy matrix in operation.

6.3 Indicators

Regarding the scope 1 GHG indicator (tCO2), the data refers to direct greenhouse gas emissions from Copel's operations (thermal power plant, fleet, soil change and fugitive emissions) - data for 2024 will be verified later by a third party. GHG emissions are calculated every six months.

RESULTS | 3Q24	18

6.4 Ratings, Ratings, and Indexes

Index	Ranking	Reference Year
	14th position 4° in SEB	2023
	CSA Score 70	2023
	A-	2023
	Yes	2023
	Medium Risk	2023
	A	2023

7. Other highlights

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: DCF = Cash generated by operating activities, less net cash used by investment activities, where: (a) Cash generated by operating activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by investment activities: amount invested in the fiscal year in non-current assets. The table below shows the DCF calculation as at September 30, 2024:

R$ thousand

09.30.2024
CASH FLOW FROM OPERATING ACTIVITIES
CASH GENERATED BY OPERATING ACTIVITIES	3.967.017
CASH FLOW FROM INVESTING ACTIVITIES
FROM ONGOING OPERATIONS	(1.735.103)
FROM DISCONTINUED OPERATIONS	608.713
NET CASH USED BY INVESTING ACTIVITIES	(1.126.390)
FCD AVAILABLE CASH FLOW	2.840.627

On September 11, the Board of Directors approved the payment of interim dividends related to the results of the first half of the year, to be paid on November 29, 2024, totaling R$485,1 million, of which: a) dividends in the amount of R$202,1 million; and b) interest on equity in the amount of R$283,0 million. More information can be found in the Notice to Shareholders 07/24.

Conclusion of Divestment in COMPAGAS

On September 16, the Company completed the divestment of its entire stake (51%) in Companhia Paranaense de Gás (Compagas). The Company received 40% of the equity value of R$906.0 million, adjusted as provided for in the contract considering the base date of December 31, 2023, and the remaining installments will be paid according to the following schedule: i. 30% by September 16, 2025; and ii. 30% by September 16, 2026.

RESULTS | 3Q24	19

Conclusion of the Divestment at UEGA

On July 1st, the company completed the divestment of all the shares in Copel's 81.2% stake in UEG Araucária to Âmbar Energia. The transaction value (enterprise value) equivalent to Copel's stake in the asset was R$320.7 million.

Sale of Copel GeT real estate

The company completed the sale of assets unserviceable to Copel GeT's concessions, for a total of R$286.0 million, of which R$10.4 million has already been received, and the balance, plus interest and monetary restatement, will be received within 10 years. The operation, concluded in September 2024 with the signing of the purchase and sale agreements (CCVA), was carried out in two blocks: the sale of land and buildings located in Curitiba and the sale of properties located near hydroelectric power plants in the interior of the state of Paraná.

The gain from the sale process was R$264.4 million, after discounting the residual value and disposal costs.

New General Director for Copel Distribuição

Engineer Marco Antônio Villela de Abreu was appointed General Director of Copel Distribuição on August 19. He has over 30 years' experience in the energy sector, in multicultural environments and in large companies, especially in the electricity distribution segment. He was Director of Distribution Operations and Director of Energy Distribution at the CPFL group and CEO of Rio Grande Energia between 2019 and 2024.

New VP of People and Management

Ms. Márcia Baena took office as Vice-President of People and Management of the Copel group on September 9. With a degree in Psychology, she has more than 25 years' experience in people management, cultural transformation, remuneration strategy, career development and succession plans and diversity-supporting practices. She has worked at América Latina Logística (ALL), Seara Alimentos (Cargill Brazil), Grupo Pão de Açúcar and Burger King Brasil (ZAMP). Most recently, she was Executive Director of People, Management and Sustainability at Cruzeiro do Sul Educacional S.A.

New VP of Strategy, New Business and Digital Transformation

Mr. Diogo Mac Cord took office as Vice President of Strategy, New Business and Digital Transformation at Copel on October 15. He holds a PhD in Electrical Engineering and a degree in Mechanical Production Engineering, with master's degrees in Public Administration from Harvard University and Technology Development from LACTEC/UFPR. Between 2019 and 2022, he held the positions of Secretary for Infrastructure Development and Special Secretary for Privatization at the Ministry of Economy. He has developed a career in global consultancies, working in the energy and infrastructure sectors, with stints at KMPG and Ernst and Young - EY, where he most recently held the position of leader of infrastructure and regulated markets for Latin America.

New VP of Legal and Compliance

Mr. Yuri Müller Ledra took office as Vice President of Legal and Compliance on November 4. Mr. Ledra holds a degree in Law and Business Administration with a specialization in Civil Law and Business Law. He has national and international experience in infrastructure transactions and legal issues such as M&A, strategic and mass litigation, greenfield projects, ethics & compliance, corporate, environmental, out-of-court settlements, regulation, among others.

He worked in various areas at ENGIE Brasil, focusing on the energy, gas and services sector and most recently as Legal, Ethics and Data Protection Officer.

Modernization of the Bylaws

On October 30, the reform of Copel's Bylaws was approved. The change was motivated by the company's transformation into a corporation and the need to improve governance instruments to reflect best market practices. Among other changes, the Bylaws were modernized, including an adjustment to the structure of Copel Holding's board of directors, changing its composition and name. As a result, Copel now has a president (previously CEO), vice-presidents (previously directors) and directors (previously deputy directors).

RESULTS | 3Q24	20

Disclaimer

The information contained in this document may include forward-looking considerations and reflects management's current perception and perspectives on the evolution of the macroeconomic environment, industry conditions, the Company's performance and financial results. Any statements, expectations, capabilities, plans and assumptions contained herein that do not describe historical facts, such as information regarding the dividend payment statement, the future direction of operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of U.S. Private Securities Litigation Reform Act of 1995 and contemplate several risks and uncertainties. There is no guarantee that such results will occur. The statements are based on a number of factors and expectations, including economic and market conditions, industry competitiveness and operational factors. Any changes in such expectations and factors may imply that the actual result is materially different from current expectations.

Investor Relations ri@copel.com Phone: (41) 3331-4011

RESULTS | 3Q24	21

RESULTS 3Q24

List of Exhibit

COPEL Pura Energia

I CONSOLIDATED RESULTS

- INCOME STATEMENT
- BALANCE SHEET
- CASH FLOW
- EBITDA AND FINANCIAL RESULT
- EQUITY IN EARNINGS OF SUBSIDIARIES
- SHARE CAPITAL

II RESULT BY SUBSIDIARY

- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL DIS REVENUE
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- INCOME STATEMENT BY COMPANY ACCUMULATED
- ASSETS BY COMPANY
- LIABILITIES BY COMPANY

III ENERGY MARKET

- DIS AND TOTAL MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICES

IV OPERATIONAL DATA

- INDICATORS SUMMARY
- GENERATION
- GENERATION - INTEREST
- TRANSMISSION
- DISTRIBUTION

RESULTS | 3Q24	22

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT

						R$ '000
Income Statement	3Q24	3Q23	Δ%	9M24	9M23	Δ%
OPERATING REVENUES	5,735,608	5,543,989	3.5	16,631,872	15,911,770	4.5
Electricity sales to final customers	1,970,334	2,023,937	(2.6)	6,255,268	5,753,677	8.7
Electricity sales to distributors	834,657	998,600	(16.4)	2,301,493	2,738,710	(16.0)
Use of the main distribution and transmission grid	1,660,092	1,502,528	10.5	5,133,304	4,347,990	18.1
Construction revenue	661,016	616,653	7.2	1,908,985	1,746,127	9.3
Fair value of assets from the indemnity for the concession	17,190	8,283	107.5	49,467	41,898	18.1
Result of Sectorial financial assets and liabilities	420,709	273,256	54.0	566,185	879,709	(35.6)
Other operating revenues	171,610	120,732	42.1	417,170	403,659	3.3
OPERATING COSTS AND EXPENSES	(4,640,519)	(5,160,282)	(10.1)	(13,715,653)	(13,647,472)	0.5
Electricity purchased for resale	(2,327,982)	(1,995,559)	16.7	(6,314,383)	(5,694,126)	10.9
Charge of the main distribution and transmission grid	(714,064)	(764,852)	(6.6)	(2,222,422)	(2,118,488)	4.9
Personnel and management	(278,929)	(859,142)	(67.5)	(857,625)	(1,561,690)	(45.1)
Pension and healthcare plans	(63,291)	(64,280)	(1.5)	(198,988)	(194,209)	2.5
Materials and supplies	(22,093)	(23,497)	(6.0)	(62,236)	(64,751)	(3.9)
Materials and supplies for power eletricity	-	(7,175)	-	(936)	(17,654)	(94.7)
Third-party services	(274,613)	(265,684)	3.4	(772,679)	(728,352)	6.1
Depreciation and amortization	(368,414)	(347,777)	5.9	(1,089,197)	(1,027,232)	6.0
Provisions and reversals	(68,379)	(141,171)	(51.6)	(227,955)	(204,772)	11.3
Construction cost	(658,392)	(615,011)	7.1	(1,902,041)	(1,734,494)	9.7
Other cost and expenses	135,638	(76,134)	(278.2)	(67,191)	(301,704)	(77.7)
EQUITY IN EARNINGS OF SUBSIDIARIES	63,210	67,842	(6.8)	225,398	244,675	(7.9)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,158,299	451,549	156.5	3,141,617	2,508,973	25.2
FINANCIAL RESULTS	(222,378)	(322,810)	(31.1)	(780,237)	(899,289)	(13.2)
Financial income	331,192	264,178	25.4	857,229	796,450	7.6
Financial expenses	(553,570)	(586,988)	(5.7)	(1,637,466)	(1,695,739)	(3.4)
OPERATIONAL EXPENSES/ INCOME	935,921	128,739	627.0	2,361,380	1,609,684	46.7
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(198,541)	308,161	(164.4)	(628,745)	(93,059)	575.6
Income tax and social contribution on profit	(65,713)	27,870	(335.8)	(208,150)	(297,404)	(30.0)
Deferred income tax and social contribution on profit	(132,828)	280,291	(147.4)	(420,595)	204,345	(305.8)
NET INCOME continuing operations	737,380	436,900	68.8	1,732,635	1,516,625	14.2
NET INCOME discontinued operations	479,709	4,263	-	491,571	(132,266)	-
NET INCOME	1,217,089	441,163	175.9	2,224,206	1,384,359	60.7
Attributed to the controlling company's shareholders - continuing operations	744,556	441,894	68.5	1,759,435	1,520,816	15.7
Attributed to the controlling company's shareholders - discontinued operations	475,104	(6,489)	(7,421.7)	463,690	(141,029)	(428.8)
Attributed to non-controlling shareholders- continuing operations	(7,142)	(1,465)	-	(15,458)	6,114	-
Attributed to non-controlling shareholders- discontinued operations	4,571	7,223	-	16,539	(1,542)	-
EBITDA continued operations	1,526,713	799,326	91.0	4,230,814	3,536,205	19.6

RESULTS | 3Q24	23

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET

R$'000				R$'000
Assets	Sep-24	Dec-23	Δ%	Liabilities	Sep-24	Dec-23	Δ%
CURRENT	14,948,050	13,715,730	9.0	CURRENT	10,344,091	9,309,433	11.1
Cash and cash equivalents	7,580,218	5,634,623	34.5	Payroll, social charges and accruals	440,681	927,538	(52.5)
Bonds and securities	6,291	4,763	32.1	Suppliers	2,299,771	2,154,430	6.7
Collaterals and escrow accounts	9	9	-	Income tax and social contribution payable	71,673	132,979	(46.1)
Customers	3,796,409	3,761,170	0.9	Other taxes due	296,582	346,083	(14.3)
Dividends receivable	87,421	95,569	(8.5)	Loans and financing	2,012,297	675,980	197.7
Sectorial financial assets	14,074	15,473	(9.0)	Debentures	1,342,205	1,225,649	9.5
Account receivable related to concession	10,636	9,354	13.7	Minimum compulsory dividend payable	463,352	464,147	(0.2)
Contract Assets	260,703	284,616	(8.4)	Post employment benefits	95,768	85,833	11.6
Other current receivables	1,351,873	949,732	42.3	Customer charges due	68,654	61,466	11.7
Inventories	147,233	174,726	(15.7)	Research and development and energy efficiency	169,911	320,196	(46.9)
Income tax and social contribution	317,318	315,218	0.7	Accounts Payable related to concession	103,636	101,976	1.6
Other current recoverable taxes	973,857	943,343	3.2	Net sectorial financial liabilities	1,205,291	476,103	153.2
Prepaid expenses	53,863	62,869	(14.3)	Lease liability	59,975	49,742	20.6
Related parties	751	1,336	(43.8)	Other accounts payable	1,399,890	859,456	62.9
Assets held for sale	347,394	1,462,929	(76.3)	PIS and COFINS to be refunded to costumers	-	558,591	-
NON-CURRENT	41,605,760	42,103,344	(1.2)	Provision for allocation of Pis and Cofins credits	290,000	-	-
Long Term Assets	15,623,369	16,343,437	(4.4)	Provisions for litigation	-	336,000	-
Bonds and securities	523,111	490,732	6.6	Liabilities associated with assets held for sale	24,405	533,264.0	(95.4)
Other temporary investments	37,548	31,728	18.3	NON-CURRENT	20,742,778	22,317,974	(7.1)
Customers	120,919	105,259	14.9	Suppliers	141,288	131,143	7.7
Judicial deposits	395,267	634,712	(37.7)	Deferred income tax and social contribution	1,839,113	1,686,793	9.0
Sectoral financial assets	42,222	15,473	172.9	Other taxes due	308,081	612,093	(49.7)
Account receivable related to concession	3,235,809	2,809,901	15.2	Loans and financing	3,106,148	4,667,237	(33.4)
Contract Assets	7,228,061	7,320,445	(1.3)	Debentures	9,766,979	8,393,457	16.4
Other non-current receivables	1,156,677	853,340	35.5	Post employment benefits	1,416,448	1,398,410	1.3
Income tax and social contribution	63,352	68,003	(6.8)	Research and development and energy efficiency	297,868	233,478	27.6
Deferred income tax and social contribution	1,235,054	1,757,688	(29.7)	Accounts Payable related to concession	797,249	791,879	0.7
Other non-current recoverable taxes	1,584,860	2,256,156	(29.8)	Net sectorial financial liabilities	-	27,888	-
Prepaid expenses	489	-	-	Lease liability	279,866	220,700	26.8
Investments	3,582,180	3,511,797	2.0	Other accounts payable	409,817	579,070	(29.2)
Property, plant and equipment, net	10,204,330	10,825,421	(5.7)	PIS and COFINS to be refunded to costumers	-	173,135	-
Intangible assets	11,874,756	11,170,089	6.3	Provision for allocation of Pis and Cofins credits	1,273,646	1,909,775	(33.3)
Right to use an asset	321,125	252,600	27.1	Provisions for litigation	1,106,275	1,492,916	(25.9)
TOTAL	56,553,810	55,819,074	1.3	EQUITY	25,466,941	24,191,667	5.3
				Attributed to controlling shareholders	25,493,448	23,886,153	6.7
				Share capital	12,821,758	12,821,758	-
				Capital reserves	976	-	-
				Equity valuation adjustments	284,562	307,050	(7.3)
				Legal reserves	1,625,628	1,625,628	-
				Retained earnings	8,996,488	9,000,506	(0.0)
				Proposed additional dividend	-	131,211	-
				Accrued earnings	1,764,036	-	-
				Attributable to non-controlling interest	(26,507)	305,514	(108.7)
				TOTAL	56,553,810	55,819,074	1.3

RESULTS | 3Q24	24

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW

		R$'000
	09/30/24	09/30/23
CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations	1,732,635	1,516,625

Adjustments to reconcile net income for the period with cash generation from operating activities:	3,799,845	3,344,571
Unrealized monetary and exchange variation and debt charges - net	1,511,124	1,433,850
Interest - bonus from the grant of concession agreements under the quota system	(88,600)	(87,910)
Remuneration of transmission concession contracts	(597,298)	(561,622)
Income tax and social contribution	208,150	297,404
Deferred income tax and social contribution	420,595	(204,345)
Equity in earnings of investees	(225,398)	(244,675)
Appropriation of post-employment benefits obligations	192,662	192,058
Creation for research and development and energy efficiency programs	132,771	123,556
Recognition of fair value of assets from the indemnity for the concession	(49,467)	(41,898)
Sectorial financial assets and liabilities result	(623,896)	(969,376)
Depreciation and amortization	1,089,197	1,027,232
Provision from the voluntary dismissal program	18,388	610,057
Long-term incentives	976	-
Net operating estimated losses, provisions and reversals	227,955	204,772
Realization of added value in business combinations	(539)	(542)
Fair value in energy purchase and sale operations	26,009	6,347
Loss on disposal of accounts receivable related to concession	3,193	186
Loss on disposal of contract assets	11,963	8,346
Loss on disposal of property, plant and equipment	16,084	3,079
Loss on disposal of intangible assets	62,406	32,177
Result of write-offs of use rights of assets and liabilities of leases - net	(4,631)	(750)
Assets disposal results	(264,434)	-

Decrease (increase) in assets	674,876	57,585
Trade accounts receivable	583,818	164,172
Dividends and interest on own capital received	158,889	111,960
Judicial deposits	6,133	22,198
Sectorial financial assets	124,699	52,035
Other receivables	(39,671)	(61,482)
Inventories	27,493	7,570
Income tax and social contribution recoverable	(162,094)	(142,982)
Other taxes recoverable	(33,493)	(77,858)
Prepaid expenses	8,517	(3,819)
Related parties	585	(14,209)

Increase (decrease) in liabilities	(507,704)	360,062
Payroll, social charges and accruals	(334,900)	158,508
Related parties	-	-
Suppliers	110,944	53,968
Other taxes	654,962	728,036
Post-employment benefits	(164,689)	(160,277)
Sectorial charges due	7,188	16,871
Research and development and energy efficiency	(235,389)	(193,727)
Payable related to the concession	(82,483)	(87,200)
Other accounts payable	(191,986)	86,143
Provisions for legal claims	(271,351)	(242,260)

CASH GENERATED BY OPERATING ACTIVITIES	3,967,017	3,762,218

Income tax and social contribution paid	(257,299)	(272,512)
Loans and financing - interest due and paid	(386,404)	(434,261)
Debentures - interest due and paid	(658,810)	(708,469)
Charges for lease liabilities paid	(23,957)	(17,257)

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	2,640,547	2,329,719
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	3,620	118,351
NET CASH GENERATED FROM OPERATING ACTIVITIES	2,644,167	2,448,070

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	(39,727)	(102,812)
Additions to contract assets	(1,652,051)	(1,422,976)
Acquisitions of subsidiaries - effect on cash	-	(911,450)
Sale of investments	2,066	-
Additions in investments	-	(10,780)
Capital reduction of investees	37,129	-
Additions to property, plant and equipment	(82,954)	(148,152)
Sale of property, plant and equipment	10,357	-
Additions to intangible assets	(9,923)	(6,107)

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	(1,735,103)	(2,602,277)
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	608,713	(24,156)
NET CASH USED FROM INVESTING ACTIVITIES	(1,126,390)	(2,626,433)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of loans and financing	2,474	45,325
Transaction costs in the issuing of loans and financing	-	(6,886)
Issue of debentures	2,320,000	2,900,000
Transaction costs in the issuing of debentures	(55,612)	(60,677)
Payments of principal - loans and financing	(196,430)	(194,678)
Payments of principal - debentures	(1,061,675)	(1,174,084)
Amortization of principal of lease liabilities	(54,364)	(51,896)
Capital increase	-	2,031,619
Transaction costs in the capital increase	-	(14,941)
Dividends and interest on own capital paid	(586,257)	(335,026)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	368,136	3,138,756
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(9,656)	158,062
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES	358,480	3,296,818

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	1,876,257	3,118,455

Cash and cash equivalents at the beginning of the period	5,634,623	2,678,457
Cash and cash equivalents at the end of the period	7,580,218	5,557,791
Change in cash and cash equivalents from discontinued operations	(69,338)	239,121

CHANGE IN CASH AND CASH EQUIVALENTS	1,876,257	3,118,455

RESULTS | 3Q24	25

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT

						R$'000
	3Q24	3Q23	Δ%	9M24	9M23	Δ%
EBITDA	1,526.7	799.3	91.0	4,230.8	3,536.2	19.6
(-/+) Fair value in the purchase and sale of energy	(17.9)	34.5	(151.8)	26.0	6.3	309.8
(-/+) Impairment	(0.5)	(16.1)	(96.7)	(2.4)	(54.0)	(95.6)
(-/+) Provision (reversal) Incentive Dismissal Program	18.4	610.1	(97.0)	18.4	610.1	(97.0)
(-/+) Assets disposal	(264.4)	-	-	(264.4)	-	-
(-/+) Indemnity of adittional third of vacation bonus	-	-	-	-	138.2	-
(-/+) Hydrological Risk Renegotiation (GSF) - HPP Mauá	-	(26.4)	-	-	(26.4)	-
(-/+) Ebitda from discontinued Op. Compagas and UEGA	20.2	37.6	(46.4)	58.6	126.3	(53.6)
Adjusted EBITDA	1,282.5	1,439.1	(10.9)	4,066.9	4,336.7	(6.2)
(-/+) Equity in earnings of subsidiaries	(63.2)	(67.8)	(6.8)	(225.4)	(244.7)	(7.9)
(-/+) NRV	(17.2)	(8.3)	107.3	(49.5)	(41.9)	18.1
(-/+) Revenue Adjustment TRA IFRS/Regulatory	37.7	28.5	32.3	57.6	(28.3)	-
Adjusted EBITDA without earnings of subsidiaries, NRV and IFRS effect	1,239.7	1,391.4	(10.9)	3,849.6	4,021.8	(4.3)

						R$'000
	3Q24	3Q23	Δ%	9M24	9M23	Δ%
Financial Revenues	331,192	264,178	25.4	857,229	796,450	7.6
Income from investments held for trading	205,967	168,252	22.4	537,453	367,440	46.3
Late fees on electricity bills	62,839	43,664	43.9	166,016	156,334	6.2
Monetary restatement and adjustment to present value of accounts payable related to concession	764	12,883	(94.1)	17,838	69,059	(74.2)
Income from sectorial assets and liabilities	5,281	9,850	(46.4)	40,795	55,755	(26.8)
Exchange variation About Purchase Itaipu Electric Power	2,051	912	124.9	2,625	14,026	(81.3)
Interest on taxes to be compensated	40,253	17,421	131.1	58,695	50,974	15.1
Income and monetary restatement of judicial deposits	10,467	13,115	(20.2)	26,724	41,392	(35.4)
Other financial revenues	17,342	8,456	105.1	42,046	71,335	(41.1)
(-) Pis/Pasep and Cofins on revenues	(13,772)	(10,375)	32.7	(34,963)	(29,865)	17.1
Financial Expenses	(553,570)	(586,988)	(5.7)	(1,637,466)	(1,695,739)	(3.4)
Monetary variation, foreign exchange and debt service charges	(419,198)	(442,960)	(5.4)	(1,251,890)	(1,355,043)	(7.6)
Monetary variation and adjustment to present value of accounts payable related to concession	(35,722)	(33,441)	6.8	(107,907)	(101,224)	6.6
Exchange variation About Purchase Itaipu Electric Power	(5,674)	(6,073)	(6.6)	(20,000)	(7,785)	156.9
Pis/ Pasep and Cofins taxes over interest on equity	-	(69,496)	-	(27,812)	(70,754)	(60.7)
Income from sectorial assets and liabilities	-	(845)	-	(33,027)	(3,774)	-
Interest on R&D and PEE	(5,608)	(6,604)	(15.1)	(16,723)	(20,155)	(17.0)
Interest on tax installments	(6,647)	(10,127)	(34.4)	(21,110)	(31,006)	(31.9)
Interest on lease liabilities	(5,097)	(5,617)	(9.3)	(19,877)	(17,259)	15.2
Monetary variation of litigation	(39,642)	-	-	(70,988)	-	-
Other financial expenses	(14,326)	(14,279)	0.3	(41,747)	(29,701)	40.6
Uptade of provision for allocation of Pis and Cofins credits	(21,656)	2,454	-	(26,385)	(59,038)	(55.3)
Financial income (expenses)	(222,378)	(322,810)	(31.1)	(780,237)	(899,289)	(13.2)

RESULTS | 3Q24	26

Exhibit I - CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS

								R$'000
Variation in Equity in earnings of subsidiaries			3Q24	3Q23	Δ%	9M24	9M23	Δ%
Joint Ventures			57,344	61,965	(7.5)	211,365	227,989	(7.3)
Voltalia São Miguel do Gostoso I Participações S.A.			3,656	1,921	90.3	(1,189)	(604)	96.9
Caiuá Transmissora de Energia S.A.			2,700	2,678	0.8	9,113	9,409	(3.1)
Integração Maranhense Transmissora de Energia S.A.			4,600	4,514	1.9	14,364	19,345	(25.7)
Matrinchã Transmissora de Energia (TP NORTE) S.A.			18,007	18,993	(5.2)	65,354	64,765	0.9
Guaraciaba Transmissora de Energia (TP SUL) S.A.			12,664	6,547	93.4	35,199	25,938	35.7
Paranaíba Transmissora de Energia S.A.			6,096	6,029	1.1	21,490	29,652	(27.5)
Mata de Santa Genebra Transmissão S.A.			2,387	12,356	(80.7)	36,764	45,401	(19.0)
Cantareira Transmissora de Energia S.A.			7,181	8,836	(18.7)	30,138	33,764	(10.7)
Solar Paraná			53	91	(41.8)	132	319	(58.6)
Associates			5,866	5,877	(0.2)	14,033	16,686	(15.9)
Dona Francisca Energética S.A.			1,480	1,673	(11.5)	4,002	4,191	(4.5)
Foz do Chopim Energética Ltda.			4,386	4,203	4.4	10,033	12,496	(19.7)
Others ¹			-	1	-	(2)	(1)	100.0
TOTAL			63,210	67,842	(6.8)	225,398	244,675	(7.9)
[1] Includes Carbocampel S.A.

								R$'000
Main Indicators -Associates Sep-24					Dona Francisca		Foz do Chopim
Total assets						175,556		47,038
Shareholder’s equity¹						151,165		45,054
Net operating revenue						50,135		37,827
Net Income						17,377		28,053
Participation in the enterprise - %						23.0		35.8
Investment book value						34,814		16,114
								R$'000
Main Indicators -Joint ventures Sep-24	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	237,555	345,586	619,605	3,022,708	1,663,747	2,084,031	3,750,192	1,845,650
Shareholder’s equity¹	237,334	281,644	435,435	2,100,980	1,076,087	1,272,743	1,386,843	988,182
Net operating revenue	-	26,521	43,377	223,769	132,360	169,514	280,342	126,689
Net Income	(2,526)	18,599	29,314	133,375	71,834	87,713	73,382	61,504
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	116,295	138,005	213,362	1,029,479	527,282	311,822	694,808	484,208
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

RESULTS | 3Q24	27

Exhibit I - CONSOLIDATED RESULTS > SHARE CAPITAL

Share Capital - As of September, 30,2024 *
									Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	Special **	TOTAL	%
State of Paraná	358,563	27.6%	-	-	116,081	6.9%	<1	474,644	15.9%
BNDESPAR	131,162	10.1%	-	-	524,646	31.2%	-	655,808	22.0%
Free Floating	807,503	62.1%	705	22.5%	1,037,645	61.8%	-	1,845,854	61.9%
B3	791,447	60.9%	705	22.5%	948,476	56.5%	-	1,740,629	58.4%
NYSE	15,848	1.2%	-	-	87,520	5.2%	-	103,368	3.5%
LATIBEX	208	0.0%	-	-	1,649	0.1%	-	1,858	0.1%
Other	3,120	0.2%	2,423	77.5%	962	0.1%	-	6,505	0.2%
TOTAL	1,300,347	100%	3,128	100%	1,679,335	100%	<1	2,982,811	100%
* The 209th Extraordinary General Assembly approved the undoing of the UNITS Program, ending in December/23.
** State of Paraná has a special class preferred share with veto power as established in the Statute.

RESULTS | 3Q24	28

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)

						R$'000
Income Statement	3Q24	3Q23	Δ%	9M24	9M23	Δ%
OPERATING REVENUES	1,096,920	1,364,139	(19.6)	3,311,337	3,902,035	(15.1)
Electricity sales to distributors	866,089	1,108,787	(21.9)	2,528,737	3,054,871	(17.2)
Use of the main transmission grid	204,312	238,372	(14.3)	708,172	744,147	(4.8)
Construction revenue	19,014	8,574	121.8	48,888	80,168	(39.0)
Other operating revenues	7,505	8,406	(10.7)	25,540	22,849	11.8
OPERATING COSTS AND EXPENSES	(430,080)	(938,675)	(54.2)	(1,693,164)	(2,278,856)	(25.7)
Electricity purchased for resale	(66,075)	(99,266)	(33.4)	(111,715)	(171,239)	(34.8)
Charges of main distribution and transmission grid	(143,403)	(146,550)	(2.1)	(438,291)	(442,346)	(0.9)
Personnel and management	(87,689)	(276,159)	(68.2)	(278,444)	(501,998)	(44.5)
Pension and healthcare plans	(19,173)	(20,232)	(5.2)	(60,604)	(61,099)	(0.8)
Materials and supplies	(6,030)	(5,868)	2.8	(14,557)	(14,792)	(1.6)
Materials and supplies for power eletricity	-	(6,657)	(100.0)	(936)	(17,654)	(94.7)
Third-party services	(68,491)	(66,872)	2.4	(202,014)	(201,050)	0.5
Depreciation and amortization	(205,511)	(205,446)	0.0	(625,566)	(611,009)	2.4
Provisions and reversals	(16,479)	(75,925)	(78.3)	(22,617)	(55,240)	(59.1)
Construction cost	(16,390)	(6,932)	136.4	(41,944)	(68,535)	(38.8)
Other cost and expenses	199,161	(28,768)	(792.3)	103,524	(133,894)	(177.3)
EQUITY IN EARNINGS OF SUBSIDIARIES	58,021	64,156	(9.6)	222,454	240,769	(7.6)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	724,861	489,620	48.0	1,840,627	1,863,948	(1.3)
FINANCIAL RESULTS	(133,918)	(163,145)	(17.9)	(447,250)	(583,729)	(23.4)
Financial income	106,711	83,126	28.4	275,770	255,509	7.9
Financial expenses	(240,629)	(246,271)	(2.3)	(723,020)	(839,238)	(13.8)
OPERATIONAL EXPENSES/ INCOME	590,943	326,475	81.0	1,393,377	1,280,219	8.8
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(186,599)	102,134	(282.7)	(317,381)	(162,636)	95.1
Income tax and social contribution on profit	(60,379)	32,034	(288.5)	(174,792)	(188,544)	(7.3)
Deferred income tax and social contribution on profit	(126,220)	70,100	(280.1)	(142,589)	25,908	(650.4)
NET INCOME continuing operations	404,344	428,609	(5.7)	1,075,996	1,117,583	(3.7)
NET INCOME discontinued operations	12,004	(19,800)	(160.6)	(18,377)	(216,105)	(91.5)
NET INCOME	416,348	408,809	1.8	1,057,619	901,478	17.3
Attributed to shareholders of the parent company - continuing operations	404,344	431,535	(6.3)	1,084,352	1,127,695	(3.8)
Attributed to the controlling company's shareholders - discontinued operations	12,004	(13,839)	(186.7)	(11,586)	(137,766)	(91.6)
Attributed to non-controlling shareholders	-	(8,887)	(100.0)	(15,147)	(88,451)	(82.9)
EBITDA continuing operations	930,372	695,066	33.9	2,466,193	2,474,957	(0.4)

RESULTS | 3Q24	29

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS

						R$'000
Income Statement	3Q24	3Q23	Δ%	9M24	9M23	Δ%
OPERATING REVENUES	4,352,365	3,907,992	11.4	12,556,067	11,069,533	13.4
Electricity sales to final customers	1,482,084	1,446,879	2.4	4,835,789	4,049,555	19.4
Electricity sales to distributors	62,718	48,016	30.6	83,935	140,456	(40.2)
Use of the main distribution grid	1,568,245	1,383,344	13.4	4,774,303	3,918,209	21.8
Construction revenue	642,002	608,079	5.6	1,860,097	1,665,959	11.7
Fair value of assets from the indemnity for the concession	17,190	8,284	107.5	49,467	41,897	18.1
Sectorial assets and liabilities result	420,709	273,257	54.0	566,185	879,709	(35.6)
Other operating revenues	159,417	140,133	13.8	386,291	373,748	3.4
OPERATING COSTS AND EXPENSES	(3,893,834)	(3,870,778)	0.6	(11,163,695)	(10,430,291)	7.0
Electricity purchased for resale	(1,910,333)	(1,528,666)	25.0	(5,222,496)	(4,489,552)	16.3
Charges of main transmission grid	(676,178)	(731,154)	(7.5)	(2,113,943)	(1,971,815)	7.2
Personnel and management	(166,337)	(545,302)	(69.5)	(514,553)	(983,750)	(47.7)
Pension and healthcare plans	(41,217)	(41,429)	(0.5)	(129,216)	(125,133)	3.3
Materials and supplies	(15,409)	(17,244)	(10.6)	(46,026)	(48,957)	(6.0)
Third-party services	(187,818)	(163,376)	15.0	(519,102)	(467,631)	11.0
Depreciation and amortization	(152,595)	(132,378)	15.3	(433,938)	(385,557)	12.5
Provisions and reversals	(46,879)	(69,140)	(32.2)	(188,091)	(146,437)	28.4
Construction cost	(642,002)	(608,079)	5.6	(1,860,097)	(1,665,959)	11.7
Other cost and expenses	(55,066)	(34,010)	61.9	(136,233)	(145,500)	(6.4)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	458,531	37,214	1,132.1	1,392,372	639,242	117.8
FINANCIAL RESULTS	(103,031)	(125,173)	(17.7)	(381,617)	(330,968)	15.3
Financial income	162,905	110,327	47.7	367,811	364,640	0.9
Financial expenses	(265,936)	(235,500)	12.9	(749,428)	(695,608)	7.7
OPERATIONAL EXPENSES/ INCOME	355,500	(87,959)	(504.2)	1,010,755	308,274	227.9
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(111,695)	92,569	(220.7)	(317,165)	(2,444)	12,877.3
Income tax and social contribution on profit	-	1,474	(100.0)	-	(75,140)	(100.0)
Deferred income tax and social contribution on profit	(111,695)	91,095	(222.6)	(317,165)	72,696	(536.3)
NET INCOME (LOSS)	243,805	4,610	5,188.6	693,590	305,830	126.8
EBITDA	611,126	169,592	260.4	1,826,310	1,024,799	78.2

RESULTS | 3Q24	30

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS

						R$'000
OPERATING REVENUE	3Q24	3Q23	Δ%	9M24	9M23	Δ%
Electricity sales to final customers	1,816,194	1,746,138	4.0	5,831,298	4,816,963	21.1
Residential	866,777	783,534	10.6	2,736,461	2,133,650	28.3
Industrial	173,431	198,150	(12.5)	527,212	533,185	(1.1)
Commercial, service and other activities	416,827	404,894	2.9	1,371,374	1,143,960	19.9
Rural	183,580	173,464	5.8	615,340	492,363	25.0
Public Sector	63,484	58,749	8.1	212,449	165,383	28.5
Street lightining	50,113	47,619	5.2	141,632	132,914	6.6
Public Service	61,982	79,728	(22.3)	226,830	215,508	5.3
Donations and subsidies	283,646	228,204	24.3	826,980	652,981	26.6
Electricity sales to distributors	65,329	50,123	30.3	88,072	146,659	(39.9)
Bilateral contracts	4,068	4,952	(17.9)	16,471	15,172	8.6
Electricity Trading Chamber - CCEE	61,261	45,171	35.6	71,601	131,487	-
Use of the main distribution grid	2,920,059	2,618,520	11.5	8,874,798	7,345,705	20.8
Residential	957,338	836,588	14.4	2,962,998	2,341,546	26.5
Industrial	338,325	307,627	10.0	965,024	763,599	26.4
Commercial, service and other activities	521,217	472,809	10.2	1,644,790	1,339,634	22.8
Rural	208,072	189,694	9.7	679,621	565,426	20.2
Public Sector	75,184	66,894	12.4	241,233	192,317	25.4
Street lightining	52,129	52,210	(0.2)	152,137	150,045	1.4
Public Service	57,505	64,914	(11.4)	194,389	179,616	8.2
Free Market	666,994	588,220	13.4	1,912,089	1,712,820	11.6
Dealers and generators	43,295	39,564	9.4	122,517	100,702	21.7
Construction Revenue	642,002	608,079	5.6	1,860,097	1,665,959	11.7
Fair value of assets from the indemnity for the concession	17,190	8,284	107.5	49,467	41,898	18.1
Sectorial assets and liabilities result	463,591	301,109	54.0	623,895	969,376	(35.6)
Other operating income	175,668	154,416	13.8	425,665	412,810	3.1
Leases and rentals	162,847	112,820	44.3	404,046	338,573	19.3
Income from the provision of services	1,942	(1,133)	-	3,696	4,619	(20.0)
Other income	10,879	42,729	-	17,923	69,618	(74.3)
RECEITA OPERACIONAL BRUTA	6,383,679	5,714,873	11.7	18,580,272	16,052,351	15.7
(-) Tributos e deduções	(2,031,314)	(1,806,881)	12.4	(6,024,205)	(4,982,818)	20.9
(-) PIS/PASEP e COFINS	(453,255)	(406,685)	11.5	(1,315,394)	(1,161,128)	13.3
(-) ICMS	(794,979)	(680,989)	16.7	(2,436,437)	(1,744,143)	39.7
(-) Encargos Setoriais	(783,080)	(719,207)	8.9	(2,272,374)	(2,077,534)	9.4
(-) ISS	-	-	-	-	(13)	-
NET OPERATING REVENUES	4,352,365	3,907,992	11.4	12,556,067	11,069,533	13.4

RESULTS | 3Q24	31

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)

						R$'000
Income Statement	3Q24	3Q23	Δ%	9M24	9M23	Δ%
OPERATING REVENUES	901,385	987,856	(8.8)	2,590,380	3,019,731	(14.2)
Electricity sales to final customers	488,576	577,462	(15.4)	1,420,544	1,705,263	(16.7)
Electricity sales to distributors	410,894	438,200	(6.2)	1,167,170	1,306,933	(10.7)
Other operating revenues	1,915	(27,807)	(106.9)	2,666	7,535	(64.6)
OPERATING COSTS AND EXPENSES	(880,878)	(1,008,263)	(12.6)	(2,549,093)	(2,931,809)	(13.1)
Electricity purchased for resale	(871,755)	(994,997)	(12.4)	(2,523,054)	(2,901,011)	(13.0)
Personnel and management	(3,591)	(8,351)	(57.0)	(11,152)	(17,463)	(36.1)
Pension and healthcare plans	(429)	(443)	(3.1)	(1,321)	(1,424)	(7.2)
Materials and supplies	(14)	(27)	(49.7)	(48)	(60)	(20.0)
Third-party services	(1,847)	(747)	147.4	(4,253)	(2,887)	47.3
Depreciation and amortization	(443)	(433)	2.2	(1,313)	(1,563)	(16.0)
Provisions and reversals	(1,847)	(2,006)	(7.9)	(4,436)	(3,255)	36.3
Other cost and expenses	(953)	(1,259)	(24.3)	(3,516)	(4,146)	(15.2)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	20,508	(20,407)	(200.5)	41,287	87,922	(53.0)
FINANCIAL RESULTS	10,626	9,849	7.9	29,924	27,734	7.9
Financial income	10,731	9,961	7.7	30,166	27,998	7.7
Financial expenses	(105)	(112)	(6.5)	(242)	(264)	(8.4)
OPERATIONAL EXPENSES/ INCOME	31,134	(10,558)	(394.9)	71,211	115,656	(38.4)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(10,667)	3,596	(396.7)	(23,980)	(34,780)	(31.1)
Income tax and social contribution on profit	(4,893)	(7,433)	(34.2)	(32,723)	(27,849)	17.5
Deferred income tax and social contribution on profit	(5,774)	11,029	(152.4)	8,743	(6,931)	(226.1)
NET INCOME (LOSS)	20,467	(6,962)	(394.0)	47,231	80,876	(41.6)
EBITDA	20,951	(19,974)	(204.9)	42,600	89,485	(52.4)

RESULTS | 3Q24	32

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY

R$'000
Income Statement 3Q24	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	528,893	211,441	4,352,365	155,965	19,880	-	2,920	182,149	156,887	9,425	21,098	901,383	-	(806,798)	5,735,608
Electricity sales to final customers	-	-	1,482,084	-	-	-	-	-	-	-	-	488,575	-	(325)	1,970,334
Electricity sales to distributors	517,630	-	62,717	-	19,760	-	-	182,150	156,884	9,425	-	410,894	-	(524,803)	834,657
Use of the main distribution and transmission grid (TUSD/ TUST)	-	187,755	1,568,245	-	-	-	-	-	-	-	18,665	-	-	(114,573)	1,660,092
Construction revenue	-	16,588	642,002	3,287	-	-	-	-	-	-	2,426	-	-	(3,287)	661,016
Fair value of assets from the indemnity for the concession	-	-	17,190	-	-	-	-	-	-	-	-	-	-	-	17,190
Distribution of piped gas	-	-	-	152,678	-	-	-	-	-	-	-	-	-	(152,678)	-
Sectoral assets and liabilities result	-	-	420,709	-	-	-	-	-	-	-	-	-	-	-	420,709
Other operating revenues	11,263	7,098	159,418	-	120	-	2,920	(1)	3	-	7	1,914	-	(11,132)	171,610
OPERATING COSTS AND EXPENSES	(187,540)	(6,451)	(3,893,834)	(140,556)	(26,214)	-	(2,072)	(160,633)	(71,122)	(5,796)	(4,457)	(880,878)	(62,277)	801,310	(4,640,519)
Energy purchased for resale	(37,649)	-	(1,910,333)	-	(2,871)	-	-	(19,446)	(7,404)	(1,572)	-	(871,755)	-	523,048	(2,327,982)
Charges of the main distribution and transmission grid	(89,832)	-	(676,178)	-	(6,104)	-	-	(17,327)	(38,231)	(345)	-	-	-	113,953	(714,064)
Personnel and management	(47,883)	(35,249)	(166,338)	(7,703)	(1,547)	-	(39)	(3,726)	(525)	(140)	(166)	(3,591)	(19,724)	7,702	(278,929)
Private pension and health plans	(10,666)	(7,796)	(41,217)	(1,003)	(40)	-	(6)	(581)	(82)	(22)	(26)	(429)	(2,426)	1,003	(63,291)
Materials and supplies	(2,931)	(1,969)	(15,409)	(449)	(138)	-	-	(724)	(346)	(21)	(31)	(14)	(502)	441	(22,093)
Materials and supplies for power eletricity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Natural gas and supplies for gas business	-	-	-	(113,280)	-	-	-	-	-	-	-	-	-	113,280	-
Third-party services	(24,009)	(12,365)	(187,818)	(1,166)	(4,684)	-	(972)	(31,746)	(9,371)	(688)	(1,182)	(1,847)	(11,753)	12,988	(274,613)
Depreciation and amortization	(89,870)	(4,403)	(152,595)	(4,752)	(7,972)	-	(1,053)	(69,143)	(31,885)	(2,847)	(11)	(443)	(843)	(2,597)	(368,414)
Provisions and reversals	(10,873)	(5,082)	(46,881)	(5,019)	-	-	-	(285)	-	-	(356)	(1,847)	(20,182)	22,145	(68,379)
Construction cost	-	(13,987)	(642,002)	(3,287)	-	-	-	-	-	-	(2,403)	-	-	3,287	(658,392)
Other operating costs and expenses	126,173	74,400	(55,063)	(3,897)	(2,858)	-	(2)	(17,655)	16,722	(161)	(282)	(952)	(6,847)	6,060	135,638
EQUITY IN EARNINGS OF SUBSIDIARIES	53,839	70,463	-	-	-	-	-	5,422	-	-	-	-	673,175	(739,689)	63,210
EARNINGS BEFORE INCOME TAXES	395,192	275,453	458,531	15,409	(6,334)	-	848	26,938	85,765	3,629	16,641	20,505	610,898	(745,177)	1,158,299
FINANCIAL RESULTS	(76,970)	(50,400)	(103,031)	(5,518)	(29,724)	-	(1,043)	(14,328)	5,391	1,151	1,238	10,626	34,711	5,519	(222,378)
Financial income	35,847	21,724	162,905	4,279	4,628	-	1,230	40,722	5,526	1,151	1,741	10,731	47,308	(6,600)	331,192
Financial expenses	(112,817)	(72,124)	(265,936)	(9,797)	(34,352)	-	(2,273)	(55,050)	(135)	-	(503)	(105)	(12,597)	12,119	(553,570)
OPERATIONAL EXPENSES / INCOME	318,222	225,053	355,500	9,891	(36,058)	-	(195)	12,610	91,156	4,780	17,879	31,131	645,609	(739,658)	935,921
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(83,874)	(55,059)	(111,695)	(3,698)	12,252	-	(780)	(17,222)	(30,987)	(686)	(1,169)	(10,667)	98,947	6,097	(198,541)
NET INCOME continuing operations	234,348	169,994	243,805	6,193	(23,806)	-	(975)	(4,612)	60,169	4,094	16,710	20,464	744,556	(733,561)	737,380
NET INCOME discontinued operations	12,004	-	-	-	-	-	-	-	-	-	-	-	475,104	(7,399)	479,709
NET INCOME	246,352	169,994	243,805	6,193	(23,806)	-	(975)	(4,612)	60,169	4,094	16,710	20,464	1,219,660	(740,960)	1,217,089
Attributed to shareholders of the parent company - continuing operations	234,348	169,994	243,805	-	(16,902)	-	(975)	(4,612)	60,169	4,094	16,710	20,464	771,712	(754,251)	744,556
Attributed to the controlling company's shareholders - discontinued operations	12,004	-	-	3,158	-	-	-	-	-	-	-	-	447,948	11,994	475,104
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(6,904)	-	-	-	-	-	-	-	-	(238)	(7,142)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	3,035	-	-	-	-	-	-	-	-	-	1,536	4,571
EBITDA continuing operations	485,062	279,856	611,126	20,161	1,638	-	1,901	96,081	117,650	6,476	16,652	20,948	611,741	(742,580)	1,526,713

R$'000
Income Statement 3Q23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	704,719	240,649	3,907,992	242,573	31,036	-	-	199,932	213,301	7,129	15,481	987,856	-	(1,006,679)	5,543,989
Electricity sales to final customers	-	-	1,446,878	-	-	-	-	-	-	-	-	577,462	-	(403)	2,023,937
Electricity sales to distributors	688,765	-	48,015	-	30,789	-	-	199,931	213,298	7,129	-	438,200	-	(627,527)	998,600
Use of the main distribution and transmission grid (TUSD/ TUST)	-	224,613	1,383,343	-	-	-	-	-	-	-	16,342	-	-	(121,770)	1,502,528
Construction revenue	-	9,442	608,079	4,265	-	-	-	-	-	-	(868)	-	-	(4,265)	616,653
Fair value of assets from the indemnity for the concession	-	-	8,283	-	-	-	-	-	-	-	-	-	-	-	8,283
Distribution of piped gas	-	-	-	238,304	-	-	-	-	-	-	-	-	-	(238,304)	-
Sectoral assets and liabilities result	-	-	273,256	-	-	-	-	-	-	-	-	-	-	-	273,256
Other operating revenues	15,954	6,594	140,138	4	247	-	-	1	3	-	7	(27,806)	-	(14,410)	120,732
OPERATING COSTS AND EXPENSES	(496,114)	(187,398)	(3,870,778)	(202,225)	(23,651)	(22,213)	357	(129,313)	(126,847)	(4,499)	(1,590)	(1,008,263)	(70,976)	983,228	(5,160,282)
Energy purchased for resale	(58,963)	-	(1,528,666)	-	(26)	-	-	(6,421)	(34,156)	(61)	-	(994,997)	-	627,731	(1,995,559)
Charges of the main distribution and transmission grid	(91,681)	-	(731,154)	-	(6,225)	(9,051)	-	(16,270)	(40,620)	(337)	-	-	-	130,486	(764,852)
Personnel and management	(156,490)	(114,062)	(545,301)	(12,617)	(1,278)	(1,439)	(15)	(4,479)	(629)	(297)	(206)	(8,351)	(28,037)	14,059	(859,142)
Private pension and health plans	(11,318)	(8,154)	(41,429)	(1,555)	(44)	(166)	(2)	(620)	(87)	(24)	(29)	(443)	(2,130)	1,721	(64,280)
Materials	(3,755)	(1,289)	(17,244)	(609)	(31)	(10)	-	(570)	(242)	(4)	(12)	(27)	(324)	620	(23,497)
Raw material and supplies - energy production	(7,175)	-	-	-	-	(432)	-	-	-	-	-	-	-	432	(7,175)
Natural gas and supplies for gas business	-	-	-	(165,473)	-	-	-	-	-	-	-	-	-	165,473	-
Third-party services	(28,990)	(13,071)	(163,375)	(3,942)	(3,912)	(5,737)	(132)	(24,602)	(8,946)	(688)	(1,628)	(747)	(31,678)	21,763	(265,685)
Depreciation and amortization	(94,804)	(4,246)	(132,378)	(10,732)	(8,379)	(5,250)	(373)	(64,275)	(31,897)	(2,860)	(12)	(433)	(768)	8,629	(347,778)
Provisions and reversals	(39,468)	(36,124)	(69,140)	734	-	(3)	-	(161)	-	-	(283)	(2,006)	633	4,647	(141,171)
Construction cost	-	(7,800)	(608,079)	(4,265)	-	-	-	-	-	-	868	-	-	4,265	(615,011)
Other operating costs and expenses	(3,470)	(2,652)	(34,012)	(3,766)	(3,756)	(125)	879	(11,915)	(10,270)	(228)	(288)	(1,259)	(8,672)	3,402	(76,132)
EQUITY IN EARNINGS OF SUBSIDIARIES	93,239	79,666	-	-	-	-	-	42,565	-	-	-	-	434,934	(582,562)	67,842
EARNINGS BEFORE INCOME TAXES	301,845	132,917	37,214	40,348	7,385	(22,213)	357	113,184	86,454	2,630	13,891	(20,407)	363,958	(606,014)	451,549
FINANCIAL RESULTS	(94,132)	(58,596)	(125,173)	(4,244)	(13,798)	(510)	(140)	(19,280)	6,546	841	1,475	9,849	(30,399)	4,751	(322,810)
Financial income	26,303	14,934	110,327	11,267	18,396	1,125	86	32,205	6,726	842	2,115	9,961	42,933	(13,042)	264,178
Financial expenses	(120,435)	(73,530)	(235,500)	(15,511)	(32,194)	(1,635)	(226)	(51,485)	(180)	(1)	(640)	(112)	(73,332)	17,793	(586,988)
OPERATIONAL EXPENSES / INCOME	207,714	74,321	(87,959)	36,104	(6,413)	(22,723)	217	93,904	93,000	3,471	15,366	(10,558)	333,559	(601,264)	128,739
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	97,453	57,675	92,569	(12,649)	1,528	-	-	(16,541)	(31,495)	(508)	(1,223)	3,596	108,335	9,421	308,161
NET INCOME continuing operations	305,167	131,996	4,610	23,455	(4,885)	(22,723)	217	77,363	61,505	2,963	14,143	(6,962)	441,894	(591,843)	436,900
NET INCOME discontinued operations	(13,839)	-	-	-	-	-	-	-	-	-	-	-	(6,489)	24,591	4,263
NET INCOME	291,327	126,370	4,610	23,455	(4,885)	(22,723)	217	77,363	61,505	2,963	14,143	(6,962)	435,405	(561,625)	441,163
Attributed to shareholders of the parent company - continuing operations	305,166	126,370	4,610	-	(3,420)	-	217	77,363	61,505	2,963	14,143	(6,962)	428,056	(568,117)	441,894
Attributed to the controlling company's shareholders - discontinued operations	(13,839)	-	-	11,962	-	(18,451)	-	-	-	-	-	-	7,349	6,490	(6,489)
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(1,465)	-	-	-	-	-	-	-	-	-	(1,465)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	11,493	-	(4,272)	-	-	-	-	-	-	-	-	7,223
EBITDA continuing operations	396,649	137,163	169,592	51,080	15,764	(16,963)	730	177,459	118,351	5,490	13,903	(19,974)	364,726	(614,643)	799,327

RESULTS | 3Q24	33

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT BY COMPANY ACCUMULATED

R$'000
Income Statement 9M24	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,588,303	724,766	12,556,067	562,129	67,212	-	3,093	542,593	416,916	26,594	59,742	2,590,380	-	(2,505,923)	16,631,872
Electricity sales to final customers	-	-	4,835,789	-	-	-	-	-	-	-	-	1,420,544	-	(1,065)	6,255,268
Electricity sales to distributors	1,547,071	-	83,935	-	66,834	-	-	538,443	416,908	26,594	-	1,167,170	-	(1,545,462)	2,301,493
Use of the main distribution and transmission grid (TUSD/ TUST)	-	656,585	4,774,303	-	-	-	-	-	-	-	58,828	-	-	(356,412)	5,133,304
Construction revenue	-	47,995	1,860,097	13,618	-	-	-	-	-	-	893	-	-	(13,618)	1,908,985
Fair value of assets from the indemnity for the concession	-	-	49,467	-	-	-	-	-	-	-	-	-	-	-	49,467
Distribution of piped gas	-	-	-	548,511	-	-	-	-	-	-	-	-	-	(548,511)	-
Sectoral assets and liabilities result	-	-	566,185	-	-	-	-	-	-	-	-	-	-	-	566,185
Other operating revenues	41,232	20,186	386,291	-	378	-	3,093	4,150	8	-	21	2,666	-	(40,855)	417,170
OPERATING COSTS AND EXPENSES	(806,253)	(173,188)	(11,163,695)	(503,516)	(71,378)	(44,679)	(4,340)	(455,323)	(260,488)	(14,964)	(7,342)	(2,549,093)	(166,560)	2,505,166	(13,715,653)
Energy purchased for resale	(53,356)	-	(5,222,496)	-	(2,928)	-	-	(47,088)	(9,559)	(1,991)	-	(2,523,054)	-	1,546,089	(6,314,383)
Charges of the main distribution and transmission grid	(275,413)	-	(2,113,943)	-	(18,726)	(18,392)	-	(49,679)	(119,233)	(1,033)	-	-	-	373,997	(2,222,422)
Personnel and management	(152,031)	(112,000)	(514,553)	(33,621)	(4,255)	(3,124)	(128)	(11,765)	(1,661)	(447)	(540)	(11,152)	(49,092)	36,744	(857,625)
Private pension and health plans	(33,753)	(24,664)	(129,216)	(4,083)	(124)	(364)	(21)	(1,783)	(253)	(68)	(83)	(1,321)	(7,702)	4,447	(198,988)
Materials and supplies	(6,794)	(3,818)	(46,026)	(416)	(239)	(18)	(16)	(2,596)	(1,182)	(87)	(72)	(48)	(1,350)	426	(62,236)
Materials and supplies for power eletricity	(936)	-	-	-	-	(944)	-	-	-	-	-	-	-	944	(936)
Natural gas and supplies for gas business	-	-	-	(397,554)	-	-	-	-	-	-	-	-	-	397,554	-
Third-party services	(67,174)	(37,982)	(519,102)	(10,650)	(12,598)	(9,842)	(2,533)	(96,707)	(27,186)	(2,263)	(4,588)	(4,253)	(35,198)	57,397	(772,679)
Depreciation and amortization	(280,055)	(12,450)	(433,938)	(27,146)	(24,232)	(10,316)	(1,729)	(206,666)	(95,773)	(8,540)	(33)	(1,313)	(2,420)	15,414	(1,089,197)
Provisions and reversals	(16,938)	(10,202)	(188,091)	(7,541)	-	(176)	-	(445)	(7)	(38)	(293)	(4,436)	(49,357)	49,569	(227,955)
Construction cost	-	(41,077)	(1,860,097)	(13,618)	-	-	-	-	-	-	(867)	-	-	13,618	(1,902,041)
Other operating costs and expenses	80,197	69,005	(136,233)	(8,887)	(8,276)	(1,503)	87	(38,594)	(5,634)	(497)	(866)	(3,516)	(21,441)	8,967	(67,191)
EQUITY IN EARNINGS OF SUBSIDIARIES	83,246	269,437	-	-	-	-	-	(10,003)	-	-	-	-	1,825,750	(1,943,032)	225,398
EARNINGS BEFORE INCOME TAXES	865,296	821,015	1,392,372	58,613	(4,166)	(44,679)	(1,247)	77,267	156,428	11,630	52,400	41,287	1,659,190	(1,943,789)	3,141,617
FINANCIAL RESULTS	(231,737)	(161,521)	(381,617)	(10,607)	(73,886)	(4,372)	(487)	(82,874)	22,036	3,156	5,061	29,924	95,876	10,811	(780,237)
Financial income	88,115	54,876	367,811	29,114	29,394	1,068	2,063	101,948	22,474	3,111	6,617	30,166	157,457	(36,985)	857,229
Financial expenses	(319,852)	(216,397)	(749,428)	(39,721)	(103,280)	(5,440)	(2,550)	(184,822)	(438)	45	(1,556)	(242)	(61,581)	47,796	(1,637,466)
OPERATIONAL EXPENSES / INCOME	633,559	659,494	1,010,755	48,006	(78,052)	(49,051)	(1,734)	(5,607)	178,464	14,786	57,461	71,211	1,755,066	(1,932,978)	2,361,380
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(122,134)	(86,568)	(317,165)	(17,301)	26,532	-	(1,117)	(47,565)	(60,653)	(1,890)	(4,079)	(23,980)	4,369	22,806	(628,745)
NET INCOME continuing operations	511,425	572,926	693,590	30,705	(51,520)	(49,051)	(2,851)	(53,172)	117,811	12,896	53,382	47,231	1,759,435	(1,910,172)	1,732,635
NET INCOME discontinued operations	(11,586)	-	-	-	-	-	-	-	-	-	-	-	463,690	39,467	491,571
NET INCOME	499,839	572,926	693,590	30,705	(51,520)	(49,051)	(2,851)	(53,172)	117,811	12,896	53,382	47,231	2,223,125	(1,870,705)	2,224,206
Attributed to shareholders of the parent company - continuing operations	511,425	572,926	693,590	-	(36,579)	-	(2,851)	(53,172)	117,811	12,896	53,382	47,231	1,747,850	(1,905,074)	1,759,435
Attributed to the controlling company's shareholders - discontinued operations	(11,586)	-	-	15,660	-	(39,829)	-	-	-	-	-	-	475,275	24,171	463,690
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(14,941)	-	-	-	-	-	-	-	-	(517)	(15,458)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	15,045	-	(9,222)	-	-	-	-	-	-	-	10,715	16,539
EBITDA continuing operations	1,145,351	833,465	1,826,310	85,759	20,066	(34,363)	482	283,933	252,201	20,170	52,433	42,600	1,661,610	(1,959,203)	4,230,814

R$'000
Income Statement 9M23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,893,231	803,171	11,069,533	765,757	106,292	-	-	609,976	582,984	22,950	48,148	3,019,731	-	(3,010,003)	15,911,770
Electricity sales to final customers	-	-	4,049,555	-	-	-	-	-	-	-	-	1,705,263	-	(1,141)	5,753,677
Electricity sales to distributors	1,847,567	-	140,456	-	105,591	-	-	609,399	582,974	22,950	-	1,306,933	-	(1,877,160)	2,738,710
Use of the main distribution and transmission grid (TUSD/ TUST)	-	703,138	3,918,209	-	-	-	-	-	-	-	48,466	-	-	(321,823)	4,347,990
Construction revenue	-	80,506	1,665,959	10,188	-	-	-	-	-	-	(338)	-	-	(10,188)	1,746,127
Fair value of assets from the indemnity for the concession	-	-	41,898	-	-	-	-	-	-	-	-	-	-	-	41,898
Distribution of piped gas	-	-	-	755,565	-	-	-	-	-	-	-	-	-	(755,565)	-
Sectoral assets and liabilities result	-	-	879,709	-	-	-	-	-	-	-	-	-	-	-	879,709
Other operating revenues	45,664	19,527	373,747	4	701	-	-	577	10	-	20	7,535	-	(44,126)	403,659
OPERATING COSTS AND EXPENSES	(1,157,937)	(406,333)	(10,430,291)	(629,702)	(69,017)	(216,900)	(827)	(391,666)	(336,101)	(14,407)	(6,822)	(2,931,809)	(110,806)	3,055,146	(13,647,472)
Energy purchased for resale	(96,974)	-	(4,489,552)	-	(1,048)	-	-	(19,628)	(61,983)	(673)	-	(2,901,011)	-	1,876,743	(5,694,126)
Charges of the main distribution and transmission grid	(281,841)	-	(1,971,815)	-	(17,913)	(26,400)	-	(47,420)	(119,016)	(988)	-	-	-	346,905	(2,118,488)
Personnel and management	(280,122)	(204,630)	(983,750)	(32,780)	(3,815)	(4,611)	(15)	(13,224)	(2,263)	(1,001)	(758)	(17,463)	(54,649)	37,391	(1,561,690)
Private pension and health plans	(34,577)	(24,535)	(125,133)	(4,506)	(140)	(519)	(2)	(1,562)	(264)	(71)	(90)	(1,424)	(6,411)	5,025	(194,209)
Materials	(8,414)	(4,043)	(48,957)	(1,071)	(190)	(32)	-	(1,111)	(1,072)	(39)	(116)	(60)	(748)	1,102	(64,751)
Raw material and supplies - energy production	(17,654)	-	-	-	-	(1,031)	-	-	-	-	-	-	-	1,031	(17,654)
Natural gas and supplies for gas business	-	-	-	(533,679)	-	-	-	-	-	-	-	-	-	533,679	-
Third-party services	(76,962)	(36,387)	(467,631)	(10,097)	(12,442)	(16,086)	(382)	(86,991)	(27,334)	(2,336)	(4,911)	(2,887)	(47,449)	63,543	(728,352)
Depreciation and amortization	(284,112)	(11,985)	(385,557)	(30,367)	(25,396)	(16,432)	(1,457)	(190,345)	(95,695)	(8,483)	(30)	(1,563)	(2,250)	26,440	(1,027,232)
Provisions and reversals	(17,508)	(45,483)	(146,437)	602	-	(150,472)	-	2,183	(2)	-	(343)	(3,255)	11,651	144,292	(204,772)
Construction cost	-	(68,873)	(1,665,959)	(10,188)	-	-	-	-	-	-	338	-	-	10,188	(1,734,494)
Other operating costs and expenses	(59,773)	(10,397)	(145,500)	(7,616)	(8,073)	(1,317)	1,029	(33,568)	(28,472)	(816)	(912)	(4,146)	(10,950)	8,807	(301,704)
EQUITY IN EARNINGS OF SUBSIDIARIES	259,457	274,716	-	-	-	-	-	70,988	-	-	-	-	1,519,621	(1,880,107)	244,675
EARNINGS BEFORE INCOME TAXES	994,751	671,554	639,242	136,055	37,275	(216,900)	(827)	289,298	246,883	8,543	41,326	87,922	1,408,815	(1,834,964)	2,508,973
FINANCIAL RESULTS	(286,619)	(231,133)	(330,968)	(9,171)	(10,221)	4,298	(633)	(91,186)	17,769	2,427	5,013	27,734	(1,471)	4,872	(899,289)
Financial income	80,906	44,733	364,640	24,872	85,862	9,201	359	102,134	18,255	2,428	7,053	27,998	76,069	(48,060)	796,450
Financial expenses	(367,525)	(275,866)	(695,608)	(34,043)	(96,083)	(4,903)	(992)	(193,320)	(486)	(1)	(2,040)	(264)	(77,540)	52,932	(1,695,739)
OPERATIONAL EXPENSES / INCOME	708,132	440,421	308,274	126,884	27,054	(212,602)	(1,460)	198,112	264,652	10,970	46,339	115,656	1,407,344	(1,830,092)	1,609,684
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(15,233)	(5,626)	(2,444)	(43,239)	(6,673)	(13,614)	-	(50,690)	(89,463)	(2,390)	(3,959)	(34,780)	113,472	61,580	(93,059)
NET INCOME continuing operations	692,899	434,795	305,830	83,645	20,381	(226,216)	(1,460)	147,422	175,189	8,580	42,380	80,876	1,520,816	(1,768,512)	1,516,625
NET INCOME discontinued operations	(137,766)	-	-	-	-	-	-	-	-	-	-	-	(141,029)	146,529	(132,266)
NET INCOME	555,133	434,795	305,830	83,645	20,381	(226,216)	(1,460)	147,422	175,189	8,580	42,380	80,876	1,379,787	(1,621,983)	1,384,359
Attributed to shareholders of the parent company - continuing operations	692,899	434,795	305,830	-	14,267	-	(1,460)	147,422	175,189	8,580	42,380	80,876	1,383,050	(1,763,012)	1,520,816
Attributed to the controlling company's shareholders - discontinued operations	(137,766)		-	42,659	-	(183,687)	-	-	-	-	-	-	(3,263)	141,028	(141,029)
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	6,114	-	-	-	-	-	-	-	-	-	6,114
Attributed to non-controlling shareholders - discontinued operations	-	-	-	40,986	-	(42,529)	-	-	-	-	-	-	-	-	(1,542)
EBITDA continuing operations	1,278,863	683,539	1,024,799	166,422	62,671	(200,468)	630	479,643	342,578	17,026	41,356	89,485	1,411,065	(1,861,404)	3,536,205

RESULTS | 3Q24	34

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY

														R$'000
Assets - September -2024	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,179,147	6,701,269	-	154,414	-	50,684	1,066,276	312,442	55,366	95,986	1,197,706	4,473,957	(2,339,197)	14,948,050
Cash and cash equivalents	1,936,356	1,938,809	-	119,867	-	41,356	926,444	223,501	50,464	68,005	350,620	1,924,809	(13)	7,580,218
Bonds and securities	-	2,259	-	-	-	1,234	-	-	-	-	2,666	132	-	6,291
Collaterals and escrow accounts	-	9	-	-	-	-	-	-	-	-	-	-	-	9
Customers	364,000	3,093,345	-	12,010	-	2,561	95,821	82,939	4,005	8,623	332,928	-	(199,823)	3,796,409
Dividends receivable	59,529	-	-	-	-	-	305	-	-	-	-	2,134,763	(2,107,176)	87,421
Sectorial financial assets	-	14,074	-	-		-	-	-	-	-	-	-	-	14,074
Account receivable related to concession	10,636	-	-	-	-	-	-	-	-	-	-	-	-	10,636
Contract Assets	243,555	-	-	-	-	-	-	-	-	17,148	-	-	-	260,703
Other current receivables	92,827	465,034	-	9,090	-	3,077	6,323	3,025	7	641	487,769	293,210	(9,130)	1,351,873
Inventories	36,393	104,971	-	1,293	-	-	4,375	-	-	201	-	-	-	147,233
Income tax and social contribution	50,769	85,601	-	9,666	-	2,347	22,801	1,125	764	1,165	23,292	119,788	-	317,318
Other current recoverable taxes	17,092	955,162	-	-	-	-	117	1,263	19	-	204	-	-	973,857
Prepaid expenses	7,222	34,545	-	2,488	-	109	7,420	589	107	203	211	969	-	53,863
Related parties	13,374	7,460	-	-	-	-	2,670	-	-	-	16	286	(23,055)	751
Assets held for sale	347,394	-	-	-	-	-	-	-	-	-	-	-	-	347,394
NON-CURRENT	20,474,124	16,788,137	-	604,221	-	100,900	7,971,556	399,328	187,537	494,793	550,368	22,194,642	(28,159,846)	41,605,760
Long Term Assets	6,073,710	7,377,111	-	108,424	-	15,320	715,986	56,083	-	494,515	540,219	618,520	(376,519)	15,623,369
Bonds and securities	146,223	3,095	-	-	-	-	351,534	17,532	-	4,727	-	-	-	523,111
Other temporary investments	-	-	-	-	-	14,683	-	-	-	-	-	22,865	-	37,548
Customers	-	120,919	-	-	-	-	-	-	-	-	-	-	-	120,919
Judicial deposits	43,602	199,226	-	-	-	72	483	-	-	242	15,820	135,822	-	395,267
Sectoral financial assets	-	42,222	-	-		-	-	-	-	-	-	-	-	42,222
Account receivable related to concession	876,609	2,359,200	-	-	-	-	-	-	-	-	-	-	-	3,235,809
Contract Assets	4,656,520	2,089,303	-	-	-	-	-	-	-	489,157	-	-	(6,919)	7,228,061
Other non-current receivables	265,789	35,927	-	2,508	-	-	-	37,253	-	389	524,328	290,483	-	1,156,677
Income tax and social contribution	519	62,762	-	-	-	-	-	-	-	-	71	-	-	63,352
Deferred income tax and social contribution	-	1,007,505	-	100,065	-	-	-	-	-	-	-	127,484	-	1,235,054
Other non-current recoverable taxes	83,959	1,456,952	-	-	-	565	220	1,298	-	-	-	41,866	-	1,584,860
Related parties	-	-	-	5,851	-	-	363,749	-	-	-	-	-	(369,600)	-
Investments	8,557,333	442	-	-	-	-	2,719,859	-	-	-	-	21,553,127	(29,248,581)	3,582,180
Property, plant and equipment, net	4,814,528	-	-	319,006	-	81,192	4,484,368	314,080	182,647	233	725	7,551	-	10,204,330
Intangible assets	936,963	9,241,872	-	176,141	-	705	7,064	28,897	4,890	45	5,168	7,757	1,465,254	11,874,756
Right to use an asset	91,590	168,712	-	650	-	3,683	44,279	268	-	-	4,256	7,687	-	321,125
TOTAL	23,653,271	23,489,406	-	758,635	-	151,584	9,037,832	711,770	242,903	590,779	1,748,074	26,668,599	(30,499,043)	56,553,810

Assets - December 2023	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,483,103	5,153,666	240,017	209,323	36,580	13,598	1,008,543	442,162	38,993	110,409	1,074,359	4,820,021	(1,915,044)	13,715,730
Cash and cash equivalents	1,008,767	626,708	101,437	166,544	22,354	3,290	831,553	353,241	34,999	83,343	294,762	2,231,413	(123,788)	5,634,623
Bonds and securities	-	-	-	-	-	4,670	-	-	-	-	-	93	-	4,763
Collaterals and escrow accounts	-	9	211	-	-	-	-	-	-	-	-	-	(211)	9
Customers	425,448	2,973,010	83,153	21,157	-	-	115,672	84,309	3,074	7,976	382,264	-	(334,893)	3,761,170
Dividends receivable	212,944	-	-	-	-	-	19,883	-	-	-	-	1,942,406	(2,079,664)	95,569
Sectorial financial assets	-	15,473	-	-	-	-	-	-	-	-	-	-	-	15,473
Account receivable related to concession	9,354	-	-	-	-	-	-	-	-	-	-	-	-	9,354
Contract Assets	268,260	-	-	-	-	-	-	-	-	16,356	-	-	-	284,616
Other current receivables	118,627	435,619	43,950	9,398	1	3,120	5,968	252	-	653	383,243	2,431	(53,530)	949,732
Inventories	37,923	131,927	5,383	264	-	16	4,375	16	-	205	-	-	(5,383)	174,726
Income tax and social contribution	150,720	1,259	5,326	10,217	13,909	1,937	19,316	2,586	491	1,644	13,516	113,532	(19,235)	315,218
Other current recoverable taxes	18,688	922,450	8	-	-	565	102	1,180	23	-	333	-	(6)	943,343
Prepaid expenses	11,334	37,807	549	1,743	316	-	8,631	578	406	232	241	1,897	(865)	62,869
Related parties	24,474	9,404	-	-	-	-	3,043	-	-	-	-	54	(35,639)	1,336
NON-CURRENT	196,564	-	-	-	-	-	-	-	-	-	-	528,195	738,170	1,462,929
Long Term Assets	20,868,273	16,677,461	783,607	594,827	386,787	49,078	8,125,742	452,885	196,589	491,174	750,631	20,538,876	(27,812,586)	42,103,344
Bonds and securities	5,886,631	8,229,821	73,274	83,192	98,157	593	609,417	18,922	224	490,861	740,114	611,187	(498,956)	16,343,437
Other temporary investments	136,591	1,005	-	-	-	-	330,401	16,388	-	4,410	1,937	-	-	490,732
Customers	-	-	-	-	-	-	-	-	-	-	-	31,728	-	31,728
Judicial deposits	-	105,259	-	-	-	-	-	-	-	-	-	-	-	105,259
Sectoral financial assets	94,368	380,433	61	-	41	593	81	-	218	-	15,647	143,371	(101)	634,712
Account receivable related to concession	-	15,473	-	-	-	-	-	-	-	-	-	-	-	15,473
Contract Assets	855,222	1,954,679	-	-	-	-	-	-	-	-	-	-	-	2,809,901
Other non-current receivables	4,639,497	2,201,958	44,039	-	-	-	-	-	-	486,451	-	-	(51,500)	7,320,445
Income tax and social contribution	81,646	44,839	29,174	2,507	-	-	44	1,859	-	-	722,423	18	(29,170)	853,340
Deferred income tax and social contribution	508	66,123	-	1,301	-	-	-	-	-	-	71	-	-	68,003
Other non-current recoverable taxes	-	1,324,670	-	73,533	73,066	-	-	-	-	-	-	359,485	(73,066)	1,757,688
Prepaid expenses	78,799	2,135,382	-	-	25,050	-	178	675	6	-	36	41,078	(25,048)	2,256,156
Related parties	-	-	-	5,851	-	-	278,713	-	-	-	-	35,507	(320,071)	-
Investments	8,629,485	443	-	-	-	-	2,788,839	-	-	-	-	19,906,237	(27,813,207)	3,511,797
Property, plant and equipment, net	5,259,216	-	-	326,291	288,602	43,881	4,676,981	318,527	191,085	247	770	8,424	(288,603)	10,825,421
Intangible assets	1,028,600	8,317,327	699,697	184,539	28	911	7,267	115,436	5,280	66	5,784	6,336	798,818	11,170,089
Right to use an asset	64,341	129,870	10,636	805	-	3,693	43,238	-	-	-	3,963	6,692	(10,638)	252,600
TOTAL	23,351,376	21,831,127	1,023,624	804,150	423,367	62,676	9,134,285	895,047	235,582	601,583	1,824,990	25,358,897	(29,727,630)	55,819,074

RESULTS | 3Q24	35

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY

														R$'000
Liabilities - September -24	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,694,586	6,195,893	-	112,209	-	12,970	578,555	99,027	2,446	8,484	1,123,740	868,100	(2,351,919)	10,344,091
Social charges and accruals	127,127	290,023	-	538	-	-	-	-	-	-	4,864	18,129	-	440,681
Associated companies and parent company	4,899	11,151	-	-	-	46	19,682	608	162	192	326	1,694	(38,760)	-
Suppliers	276,865	1,752,800	-	5,852	-	9,410	70,270	24,717	1,796	1,150	345,172	17,722	(205,983)	2,299,771
Income Tax and Social Contribution payable	-	-	-	-	-	385	11,216	56,945	314	678	-	2,135	-	71,673
Other taxes	6,480	267,112	-	557	-	191	6,711	4,828	164	264	10,099	176	-	296,582
Loans and financing	1,137,538	748,329	-	-	-	-	121,526	-	-	4,904	-	-	-	2,012,297
Debentures	444,732	837,633	-	-	-	2,872	56,968	-	-	-	-	-	-	1,342,205
Dividends payable	1,529,433	310,904	-	-	-	-	7,852	-	-	-	258,986	463,353	(2,107,176)	463,352
Post employment benefits	24,552	66,714	-	-	-	-	-	-	-	-	128	4,374	-	95,768
Customer charges due	23,197	44,124	-	-	-	-	-	855	-	478	-	-	-	68,654
Research and development and energy efficiency	29,350	137,568	-	1,699	-	-	-	671	-	623	-	-	-	169,911
Payables related to concession	1,198	-	-	102,438	-	-	-	-	-	-	-	-	-	103,636
Sectorial financial liabilities	-	1,205,291	-	-	-	-	-	-	-	-	-	-	-	1,205,291
Other accounts payable	13,523	44,682	-	249	-	66	532	186	-	-	172	565	-	59,975
Other bills to pay	51,287	189,562	-	876	-	-	283,798	10,217	10	195	503,993	359,952	-	1,399,890
PIS and Cofins to be refunded to consumers	-	-					-			-			-	-
Provision for allocation of Pis and Cofins credits	-	290,000					-			-			-	290,000
Provisions for litigation	-		-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets held for sale	24,405	-	-	-	-	-	-	-	-	-	-	-	-	24,405
NON-CURRENT	6,437,740	9,817,059	-	734,777	-	73,992	3,114,702	27,259	2,945	39,145	308,542	307,051	(120,434)	20,742,778
Associated companies and parent company	-	-	-	-	-	-	351,015	-	-	-	-	5,851	(356,866)	-
Suppliers	141,288	-	-	-	-	-	-	-	-	-	-	-	-	141,288
Deferred income tax and social contribution	1,386,079	-	-	1,109	-	485	29,330	17,957	1,393	17,801	100,993	-	283,966	1,839,113
Tax liabilities	-	308,081	-	-	-	-	-	-	-	-	-	-	-	308,081
Loans and financing	1,004,517	2,386	-	-	-	-	2,082,381	-	-	16,864	-	-	-	3,106,148
Debentures	2,852,629	6,380,683	-	-	-	69,687	463,980	-	-	-	-	-	-	9,766,979
Post-employment benefits	405,733	959,931	-	-	-	-	-	-	-	-	3,731	47,053	-	1,416,448
Research and development and energy efficiency	-	287,696	-	-	-	-	-	9,219	-	953	-	-	-	297,868
Payables related to the concession	64,047	-	-	733,202	-	-	-	-	-	-	-	-	-	797,249
Sectorial financial liabilities	-	-	-	-		-	-			-	-	-	-	-
Lease liability	83,566	132,526	-	466	-	3,820	47,447	83	-	-	4,360	7,598	-	279,866
Other payables	61,572	10,619	-	-	-	-	138,503	-	-	-	198,878	62,085	(61,840)	409,817
PIS/Cofins to be refunded to consumers	-	-					-			-			-	-
Provision for allocation of PIS and COFINS	-	1,273,646					-			-				1,273,646
Provisions for litigation	438,309	461,491	-	-	-	-	2,046	-	1,552	3,527	580	184,464	14,306	1,106,275
EQUITY	13,520,945	7,476,454	-	(88,351)	-	64,622	5,344,575	585,484	237,512	543,150	315,792	25,493,448	(28,026,690)	25,466,941
Attributable to controlling shareholders	13,520,945	7,476,454	-	(88,351)	-	64,622	5,344,575	585,484	237,512	543,150	315,792	25,493,448	(28,000,183)	25,493,448
Capital	6,242,770	5,372,206	-	35,503	-	78,785	5,186,237	409,509	223,913	275,161	237,210	12,821,758	(18,061,294)	12,821,758
Advance for Future Capital Increase	-						-			-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	976	-	976
Asset valuation adjustments	475,551	(163,951)	-	2,152	-	-	-	-	-	-	(1,097)	284,562	(312,655)	284,562
Legal Reserves	961,538	335,200	-	-	-	-	54,684	58,164	703	27,949	28,071	1,625,628	(1,466,309)	1,625,628
Profit retention reserve	4,742,299	1,239,409	-	-	-	-	443,457	-	-	186,658	4,377	8,996,488	(6,616,200)	8,996,488
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated profit	1,098,787	693,590	-	(126,006)	-	(14,163)	(339,803)	117,811	12,896	53,382	47,231	1,764,036	(1,543,725)	1,764,036
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(26,507)	(26,507)
TOTAL	23,653,271	23,489,406	-	758,635	-	151,584	9,037,832	711,770	242,903	590,779	1,748,074	26,668,599	(30,499,043)	56,553,810

														R$'000
Liabilities - December-23	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,929,672	5,490,743	206,137	109,350	49,797	4,033	549,114	218,002	3,601	22,804	932,237	857,164	(2,063,223)	9,309,433
Social charges and accruals	290,601	597,160	9,452	369	702	-	64	-	-	-	8,736	30,608	(10,154)	927,538
Associated companies and parent company	5,967	11,950	-	-	-	54	30,356	865	238	286	379	1,841	(51,933)	-
Suppliers	318,600	1,605,111	58,010	3,984	5,684	3,754	68,712	23,045	586	976	381,520	4,529	(320,085)	2,154,430
Income Tax and Social Contribution payable	-	-	12,876	294	-	-	8,721	122,906	278	596	-	183	(12,876)	132,979
Other taxes	57,245	253,336	13,463	1,057	277	208	8,611	4,871	501	264	19,508	474	(13,734)	346,083
Loans and financing	174,260	375,135	-	-	-	-	120,930	-	-	5,656	-	-	-	675,980
Debentures	607,981	569,700	81,797	-	-	-	47,968	-	-	-	-	-	(81,797)	1,225,649
Dividends payable	1,274,433	460,904	24,314	-	43,134	-	40,397	55,460	1,552	14,151	185,341	464,147	(2,099,687)	464,147
Post employment benefits	22,124	59,742	-	-	-	-	-	-	-	-	125	3,842	-	85,833
Customer charges due	15,248	44,789	-	-	-	-	-	1,177	-	252	-	-	-	61,466
Research and development and energy efficiency	55,130	262,444	-	1,672	-	-	-	369	-	582	-	-	-	320,196
Payables related to concession	2,170	-	-	99,806	-	-	-	-	-	-	-	-	-	101,976
Sectorial financial liabilities	-	476,103	-	-	-	-	-	-	-	-	-	-	-	476,103
Other accounts payable	8,364	40,083	2,601	249	-	17	487	-	-	-	137	405	(2,601)	49,742
Other bills to pay	97,549	175,695	3,624	1,919	-	-	222,868	9,309	446	41	336,491	15,135	(3,620)	859,456
PIS and Cofins to be refunded to consumers	-	558,591	-	-	-	-	-	-	-	-	-	-	-	558,591
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	336,000	-	336,000
Assets held for sale	-	-	-	-	-	-	-	-	-	-	-	-	533,264	533,264
NON-CURRENT	7,673,539	9,557,520	302,821	730,939	55,959	4,321	3,080,497	42,991	2,710	46,555	550,547	615,579	(346,004)	22,317,974
Associated companies and parent company	-	-	-	-	35,616	-	265,157	-	-	-	-	5,851	(306,624)	-
Suppliers	131,143	-	-	-	-	-	-	-	-	-	-	-	-	131,143
Deferred income tax and social contribution	1,207,009	-	21,319	1,465	-	-	24,244	35,267	865	18,733	109,736	-	268,156	1,686,793
Tax liabilities	60,756	546,184	-	-	-	589	-	-	-	-	534	4,030	-	612,093
Loans and financing	2,106,275	375,585	-	-	-	-	2,164,987	-	-	20,390	-	-	-	4,667,237
Debentures	3,160,977	4,750,476	202,405	-	-	-	482,004	-	-	-	-	-	(202,405)	8,393,457
Post-employment benefits	398,594	948,724	8,608	-	718	-	-	-	-	-	3,555	47,537	(9,326)	1,398,410
Research and development and energy efficiency	-	224,996	-	-	8,690	-	-	7,724	-	757	-	-	(8,690)	233,478
Payables related to the concession	62,990	-	-	728,889	-	-	-	-	-	-	-	-	-	791,879
Sectorial financial liabilities	-	27,888	-	-	-	-	-	-	-	-	-	-	-	27,888
Lease liability	60,761	99,138	8,972	585	-	3,732	45,781	-	-	-	4,022	6,681	(8,972)	220,700
Other payables	49,539	1,559	45,086	-	-	-	96,018	-	-	17	431,938	25,297	(70,384)	579,070
PIS/Cofins to be refunded to consumers	-	173,135	-	-	-	-	-	-	-	-	-	-	-	173,135
Provision for allocation of PIS and Cofins credits	-	1,909,775	-	-	-	-	-	-	-	-	-	-	-	1,909,775
Provisions for litigation	435,495	500,060	16,431	-	10,935	-	2,306	-	1,845	6,658	762	526,183	(7,759)	1,492,916
EQUITY	12,748,166	6,782,864	514,666	(36,139)	317,611	54,322	5,504,674	634,053	229,271	532,222	342,206	23,886,151	(27,318,403)	24,191,667
Attributable to controlling shareholders	12,748,166	6,782,864	514,666	(36,139)	317,611	54,322	5,504,674	634,053	229,271	532,222	342,206	23,886,151	(27,623,917)	23,886,153
Capital	6,242,757	5,372,206	220,966	35,503	425,662	16,685	5,157,938	409,509	223,913	275,161	237,210	12,821,758	(18,617,510)	12,821,758
Advance for Future Capital Increase	-	-	-	-	-	48,950	17,681	-	-	-	-	-	(66,631)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	498,183	(163,951)	983	2,844	442	(1)	-	-	-	-	(1,097)	307,049	(337,403)	307,050
Legal Reserves	961,538	335,200	44,193	-	-	-	55,133	58,164	703	27,949	28,071	1,625,628	(1,510,951)	1,625,628
Profit retention reserve	5,045,688	1,239,409	136,905	-	-	-	443,457	-	-	186,658	4,377	9,000,505	(7,056,494)	9,000,506
Additional proposed dividends	-	-	-	-	-	-	117,100	166,380	4,655	42,454	73,645	131,211	(404,235)	131,211
Accumulated profit	-	-	111,619	(74,486)	(108,493)	(11,312)	(286,635)	-	-	-	-	-	369,307	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	305,514	305,514
TOTAL	23,351,377	21,831,127	1,023,624	804,150	423,367	62,676	9,134,285	895,046	235,582	601,581	1,824,990	25,358,894	(29,727,630)	55,819,074

RESULTS | 3Q24	36

Exhibit III - ENERGY MARKET> DISTRIBUTION AND TOTAL MARKET

Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Sep-24	Sep-23	∆%	3Q24	3Q23	Δ%	9M24	9M23	Δ%

Copel DIS	5,159,540	5,075,638	1.7	6,141	5,525	11.2	17,286	16,977	1.8
Captive Market	5,159,261	5,075,363	1.7	4,898	4,772	2.6	16,010	14,852	7.8
Concessionaries and Licensees	7	7	-	18	20	(10.0)	67	66	1.3
CCEE (Assigments MCSD EN)	272	268	1.5	532	75	609.3	602	172	249.7
CCEE (MVE)	-	-	-	-	-	-	-	-	-
CCEE (MCP) [2]	-	-	-	693	658	5.3	608	1,887	(67.8)
Copel GeT	523	352	48.6	3,621	3,927	(7.8)	12,317	12,440	(1.0)
CCEAR (Copel DIS)	4	3	33.3	30	29	3.4	94	91	3.3
CCEAR (other concessionaries)	119	118	0.8	581	1,741	(66.6)	1,736	3,189	(45.6)
Free Customers	-	-	-	-	-	-	-	-	-
Bilateral Agreements (Copel Mercado Livre)	396	227	74.4	2,951	2,694	9.5	10,014	9,124	9.8
Bilateral Agreements [1]	4	4	-	40	36	11.1	132	227	(41.9)
CCEE (MCP) [2]	-	-	-	19	(573)	(103.3)	341	(191)	(278.5)
Wind Farms Complex	660	600	10.0	1,113	1,166	(4.5)	3,288	3,223	2.0
	15	15	-	31	31	-	96	83	15.7
CCEAR (other concessionaries)	580	546	6.2	657	577	13.9	1,852	1,546	19.8
CER	10	10	-	230	231	(0.4)	694	685	1.3
Bilateral Agreements (Copel Mercado Livre)	22	13	69.2	137	180	(23.9)	316	450	(29.8)
Bilateral Agreements	33	16	106.3	179	187	(4.3)	419	436	(3.9)
CCEE (MCP) [2]	-	-	-	(121)	(40)	202.5	(89)	23	-
Copel Mercado Livre	1,602	1,753	(8.6)	5,814	5,526	5.2	17,383	16,724	3.9
Free Customers	1,413	1,620	(12.8)	2,753	3,014	(8.7)	7,982	8,862	(9.9)
Bilateral Agreements (Group Companies)	12	24	(50.0)	321	330	(2.7)	604	398	51.8
Bilateral Agreements	177	109	62.4	2,713	2,182	24.3	8,673	7,221	20.1
CCEE (MCP) [2]	-	-	-	27	-	-	124	243	(49.0)
Total Copel	5,162,325	5,078,343	1.7	16,689	16,144	3.4	50,274	49,364	1.8
Eliminations (operations with Group companies)				3,470	3,264	6.3	10,804	10,383	4.1
Total Consolidated Copel				13,219	12,880	2.6	39,470	38,981	1.3
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Sep-24	Sep-23	Δ%	3Q24	3Q23	Δ%	1Q24	1Q23	Δ%
Residential	4,274,234	4,190,534	2.0	2,275	2,119	7.3	7,376	6,488	13.7
Industrial	68,991	69,319	(0.5)	3,244	3,102	4.6	9,496	9,194	3.3
Captive	67,319	68,090	(1.1)	430	490	(12.3)	1,315	1,464	(10.1)
Free	1,672	1,229	36.0	2,814	2,612	7.7	8,180	7,731	5.8
Commercial	446,640	438,443	1.9	1,690	1,573	7.4	5,498	4,947	11.1
Captive	444,466	436,796	1.8	1,074	1,041	3.1	3,587	3,317	8.1
Free	2,174	1,647	32.0	616	532	15.9	1,911	1,630	17.2
Rural	317,110	325,182	(2.5)	615	570	8.0	2,056	1,874	9.7
Captive	317,008	325,111	(2.5)	565	530	6.5	1,902	1,754	8.4
Free	102	71	43.7	51	40	28.7	154	120	28.7
Others	56,442	54,844	2.9	610	593	2.8	1,905	1,836	3.8
Captive	56,234	54,832	2.6	556	591	(6.0)	1,829	1,830	(0.1)
Free	208	12	1,633.3	54	2	-	76	5	-
Total Captive Market	5,159,261	5,075,363	1.7	4,898	4,772	2.6	16,010	14,853	7.8
Total Free Market	4,156	2,959	40.5	3,535	3,185	11.0	10,321	9,486	8.8
Supply to Concessionaries	7	7	-	253	238	6.6	752	698	7.8
Total Grid Market	5,163,424	5,078,329	1.7	8,687	8,195	6.0	27,083	25,036	8.2
Micro and Mini Distributed Energy Generation	383,261	293,245	30.7	(581)	(428)	35.9	(1,859)	(1,280)	45.3
Total Billed Market				8,106	7,767	4.4	25,224	23,756	6.2

RESULTS | 3Q24	37

Exhibit III - ENERGY MARKET> TARIFFS

Supply Tariff (R$/MWh)	Amount	Sep-24	Sep-23	Δ%	Product Class*	Validity*
	Average MW
Copel Geração e Transmissão
Auction CCEAR 2011 - 2040 ( HPP Mauá)	67	299.79	287.48	4.3%	SP100	01.07.2020	31.12.2040
Auction CCEAR 2013 - 2042 (SHP Cavernoso II)	8	314.84	308.79	2.0%	SP100	01.01.2018	31.12.2042
Auction - CCEAR 2015 - 2044 (HPP Colíder)	129	228.36	218.79	4.4%	SP89	01.01.2019	31.12.2044
Auction - CCEAR 2018 - 2048 (HPP Baixo Iguaçu)	37	237.22	226.92	4.5%	SP89	12.11.2018	11.11.2048
Auction - CCEAR 2009 - 2016 (Salto Caxias)			252.99	-	-	-	-
Auction - CCEAR 2024 - 2053 (SHP Bela Vista)	16	262.14		-	-	-	-
Copel Distribuição
Concession holders in the State of Paraná	14	282.75	273.04	3.6%	-	-	-
Total / Tariff Weighted Average Supply	271	254.64	229.86	10.8%	-	-	-
Contains PIS and COFINS. Net of ICMS.
*GSF renegotiation

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Sep-24	Sep-23	Δ%
	Average MW
Itaipu [1]	492.3	235.82	233.13	1.2%
Auction – CCEAR 2010 – H30	68.9	313.22	301.38	3.9%
Auction – CCEAR 2010 – T15 [2]	43.9	313.86	202.73	54.8%
Auction – CCEAR 2011 – H30	56.8	322.93	310.73	3.9%
Auction – CCEAR 2011 – T15 [2]	53.7	307.29	263.42	16.7%
Auction – CCEAR 2012 – T15 [2]	107.5	293.65	177.61	65.3%
Auction – CCEAR 2016 – T20 [2]	26.6	229.47	119.38	92.2%
Angra	97.5	347.53	348.35	-0.2%
CCGF [3]	438.5	179.84	162.73	10.5%
Santo Antônio	135.7	200.41	192.84	3.9%
Jirau	225.8	176.33	169.67	3.9%
Others Auctions [4]	542.1	310.43	210.79	47.3%
Total / Average Purchuse Tariff	2,289.3	249.86	209.67	19.2%
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Sep-24	Sep-23	Δ%

Industrial		551.30	560.6072025	-1.7%
Residential		527.34	558.2797025	-5.5%
Commercial		583.06	634.0681328	-8.0%
Rural		575.85	608.3770616	-5.3%
Other		590.55	456.4100799	29.4%
Retail Tariff supply average tariff		601.56	623.449106	-3.5%
Demand average tariff (R$/kW)		40.02	37.85663847	5.7%
Does not consider tariff flags, Pis/Pasep and net of ICMS.

RESULTS | 3Q24	38

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES

						R$'000
Electricity Purchased for Resale	3Q24	3Q23	Δ%	9M24	9M23	Δ%
Purchase of energy in the regulated party - CCEAR	1,077,768	901,620	19.5	3,009,783	2,733,586	10.1
Itaipu Binacional	252,548	262,672	(3.9)	707,070	727,924	(2.9)
Câmara de Comercialização de Energia - CCEE	277,655	126,710	119.1	450,261	351,525	28.1
Micro and mini generators and customer repurchase	390,409	280,518	39.2	1,200,327	779,695	53.9
Proinfa	84,278	93,256	(9.6)	252,990	276,732	(8.6)
Bilateral Agreements	478,001	540,684	(11.6)	1,267,164	1,451,261	(12.7)
Fair value in the purchase and sale of energy	(17,872)	6,347	-	26,009	6,347	-
(-) PIS/Pasep and Cofins	(214,805)	(216,248)	(0.7)	(599,221)	(632,944)	(5.3)
TOTAL	2,327,982	1,995,559	16.7	6,314,383	5,694,126	10.9

						R$'000
Charges of the main distribution and transmission grid	3Q24	3Q23	Δ%	9M24	9M23	Δ%
Itaipu transportation charges	43,439	57,786	(24.8)	153,025	133,755	14.4
System Service Charges - ESS	39,171	28,760	36.2	61,629	40,795	51.1
System usage charges	596,896	672,004	(11.2)	1,925,312	1,837,173	4.8
Charge reserve energy - EER	115,845	95,034	21.9	337,581	347,788	(2.9)
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(81,293)	(88,730)	(8.4)	(255,131)	(241,021)	5.9
TOTAL	714,058	764,854	(6.6)	2,222,416	2,118,490	4.9

RESULTS | 3Q24	39

Exhibit III - ENERGY MARKET> ENERGY BALANCE

					(average MW)
Energy Balance - Copel GET - Sep-24	2024	2025	2026	2027	2028
Own Resources GeT	2,082	2,062	2,068	2,071	2,079
GeT (1)	1,489	1,470	1,473	1,466	1,454
GPS (CCGF) (2)	73	73	73	73	73
Bela Vista + FDA	520	519	522	532	552
Own Resources SPP and Wind Farm	544	544	544	544	544
Purchases	79	94	11	-	-
TOTAL OWN RESOURCES + SOLD	2,705	2,700	2,623	2,615	2,623
TOTAL SOLD	2,384	2,288	1,884	1,632	1,327
Sales (Regulated)	766	781	781	781	780
Sales (Regulated) %	28%	29%	30%	30%	30%
Sales (Free Market)	1,618	1,507	1,103	851	547
Sales (Free Market) %	60%	56%	43%	33%	21%
Total Available	319	412	739	982	1294
Total Available (%)	12%	15%	27%	37%	49%
Avarege price of energy sold (R$)	176.31	173.72	179.21	183.17	195.46
Reference: September/24
Note: Considers Assured Power updated by Ordinance No. 709/2022 for: FDA, Segredo and Salto Caxias.
(1) Includes Mauá and Baixo Iguaçu Power Plants (proportional to the stake in the project) and GPS 30% (ex-CCGF). Does not include Elejor and Foz do Chopim.
(2) GPS 70% (quota regime).
(3) Does not include Voltália Wind Complex.
(3) The GPS CCGF RAG is not considered in the calculation of average prices.

RESULTS | 3Q24	40

Exhibit III - ENERGY MARKET> WIND POWER PRICES

Wind Farms - Sold	Auction ¹	Price (R$)²	Certification	Amount MW average/year	Start of Supply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	310.36	P50	5.70	01.01.2013	12.31.2032
GE Farol S.A.		301.32	P50	9.10
GE Olho D’Água S.A.		301.32	P50	14.90
GE São Bento do Norte S.A.		301.32	P50	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	304.53	P50	13.20	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		304.53	P50	12.80
Nova Asa Branca III Energias Renováveis S.A.		304.53	P50	12.50
Nova Eurus IV Energias Renováveis S.A.		304.53	P50	13.70
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	214.62	P50	15.70	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		214.62	P50	16.00
Ventos de Santo Uriel S.A.		212.95	P50	9.00
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	252.45	P90	9.60	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		252.45	P90	9.10
UEE Guajiru S.A.		252.45	P90	8.30
UEE Jangada S.A.		252.45	P90	10.30
UEE Maria Helena S.A.		252.45	P90	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		252.45	P90	10.60
UEE Potiguar S.A.		252.45	P90	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	239.12	P90	9.70	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		239.12	P90	10.00
CGE São Bento do Norte III S.A.		239.12	P90	9.60
CGE São Miguel I S.A.		239.12	P90	8.70
CGE São Miguel II S.A.		239.12	P90	8.40
CGE São Miguel III S.A.		239.12	P90	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	128.58	P90	8.20	01.01.2024	12.31.2043
Vila Maranhão I		128.58	P90	8.30
Vila Maranhão II		128.58	P90	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		128.58	P90	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	107.26	P90	3.30	01.01.2023	12.31.2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	131.17	P90	1.60	01.01.2025	12.31.2044
Jandaira II		131.17	P90	4.10
Jandaira III		131.17	P90	4.40
Jandaira IV		131.17	P90	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	138.66	P90	11.70	01.01.2023	12.31.2042
Aventura III		138.66	P90	12.80
Aventura IV		138.66	P90	14.10
Aventura V		138.66	P90	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	141.52	P90	16.50	01.01.2023	12.31.2042
Santa Rosa & Mundo Novo II		141.52	P90	17.00
Santa Rosa & Mundo Novo III		141.52	P90	18.00
Santa Rosa & Mundo Novo IV		141.52	P90	7.50
Santa Rosa & Mundo Novo V		141.52	P90	8.10
Voltália[3]
Carnaúbas	04ª LER (08/18/2011)	208.18	-	13.10	07.01.2014	06.30.2034
Reduto		208.18	-	13.90
Santo Cristo		208.18	-	14.80
São João		208.18	-	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated by IPCA until Jun/24 (Reference Jul/24). Source: CCEE
[3] Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

RESULTS | 3Q24	41

Exhibit III - ENERGY MARKET> ENERGY FLOW

												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	3Q24	3Q23	3Q24	3Q23	3Q24	3Q23	3Q24	3Q23	3Q24	3Q23	3Q24	3Q23
Own Generation			6,700	5,724	1,089	1225					7,789	6,949
Purchased energy	6,375	5,939	466	453	7	21	5,814	5,526	3,470	3,264	9,192	8,675
Copel Mercado Livre			321	330		0			321	330	0	0
Companies of the group	60	60					3,089	2,874	3,149	2,934	0	0
Itaipu	1,146	1,200						0			1,146	1,200
Auction – CCEAR	3,898	3,233						0			3,898	3,233
CCEE (MCP)	6	0						85			6	85
Angra	215	220									215	220
CCGF	933	1,101									933	1,101
Proinfa	104	110									104	110
Other (1)	13	15			7	21	2,725	2,555			2,745	2,591
Elejor								12			0	12
Dona Francisca			34	34							34	34
MRE Receipt			111	89							111	89
Avaiable	6,375	5,939	7,166	6,177	1,096	1246	5,814	5,526	3,470	3,264	16,981	15,624
Captive Market	4,898	4,772									4,898	4,772
Concessionaires (2)	18	20									18	20
CCEE concessionaire supply (3)			40	36							40	36
CCEE (MCSD EN Assignments) (4)	532	75									532	75
CCEE (MVE) (5)		0									0	0
CCEE (MCP) (6)	699	658	19	-573	-121	-56	27	3014			624	3,043
Free Customers				0			2,753	2,182			2,753	2,182
Bilateral Agreements			0	0	179	187	2,713				2,892	187
Auction – CCEAR (7)			581	1741	657	577					1,238	2318
MRE assignment (8)			3,545	2,250							3,545	2,250
CER (9)					230	231					230	231
Copel Mercado Livre			2,952	2,694	137	180			3,089	2,874	0	0
Companies of the group			29	29	31	31	321	330	381	390	0	0
Losses and Differences (10)	228	414			-17	96					211	510

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	9M24	9M23	9M24	9M23	9M24	9M23	9M24	9M23	9M24	9M23	9M24	9M23
Own Generation	-	-	18,087	14,850	2,412	2,761	-	-	-	-	20,499	17,611
Purchased energy	18,232	17,950	729	897	201	127	17,383	16,724	11,118	10,251	25,427	25,447
Copel Mercado Livre	-	-	414	398	190	-	-	-	604	398	-	-
Companies of the group	184	173	-	-	-	106	10,330	9,574	10,514	9,853	-	-
Itaipu	3,414	3,561	-	-	-	-	-	-	-	-	3,414	3,561
Auction – CCEAR	10,480	9,790	-	-	-	-	-	-	-	-	10,480	9,790
CCEE (MCP)	245	-	-	296	-	-	-	85	-	-	245	381
Angra	641	652	-	-	-	-	-	-	-	-	641	652
CCGF	2,914	3,409	-	-	-	-	-	-	-	-	2,914	3,409
Proinfa	315	314	-	-	-	-	-	-	-	-	315	314
Other (1)	39	51	-	-	11	21	7,053	7,033	-	-	7,103	7,105
Elejor	-	-	-	-	-	-	-	32	-	-	-	32
Dona Francisca	-	-	100	100	-	-	-	-	-	-	100	100
MRE Receipt	-	-	215	103	-	-	-	-	-	-	215	103
Avaiable	18,232	17,950	18,816	15,747	2,613	2888	17,383	16,724	11,118	10,251	45,926	43,058
Captive Market	16,010	14,852	-	-	-	-	-	-	-	-	16,010	14,852
Concessionaires (2)	67	66	-	-	-	-	-	-	-	-	67	66
CCEE concessionaire supply (3)	-	-	128	121	-	-	-	-	-	-	128	121
CCEE (MCSD EN Assignments) (4)	602	172	-	-	-	-	-	-	-	-	602	172
CCEE (MVE) (5)	-	-	-	-	-	-	-	-	-	-	-	-
CCEE (MCP) (6)	853	1,887	341	(191)	(89)	8	124	3,257	-	-	1229	4,961
Free Customers	-	-	-	-	-	-	7,982	8,030	-	-	7,982	8,030
Bilateral Agreements	-	-	4	106	419	436	8,673	5,039	-	106	9,096	5,475
Auction – CCEAR (7)	-	-	1,736	3,189	1,852	1,546	-	-	-	-	3,588	4735
MRE assignment (8)	-	-	6,499	3,307	-	-	-	-	-	-	6,499	3,307
CER (9)	-	-	-	-	694	685	-	-	-	-	694	685
Copel Mercado Livre	-	-	10,015	9,124	315	450	-	-	10,330	9,574	-	-
Companies of the group	-	-	93	91	92	83	604	398	788	571	1	1
Losses and Differences (10)	700	973	-	-	(670)	(320)	-	-	-	-	30	653

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

RESULTS | 3Q24	42

Exhibit III - ENERGY MARKET> ENERGY FLOW

RESULTS | 3Q24	43

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY

MANAGEMENT
Copel Staff List	2019	2020	2021	2022	2023	set-24
Geração e Transmissão	1,620	1,533	1,523	1,487	1,477	1,104
Distribuição	4,964	4,641	4,430	4,257	4,203	3,237
Telecomunicações	412	355	-	-	-	-
Holding	61	96	169	84	83	60
Comercialização	38	42	44	47	41	36
Serviços	-	-	-	217	-	-
TOTAL	7,095	6,667	6,166	6,092	5,804	4,437

Cotrolated Staff List	2019	2020	2021	2022	2023	set-24
Elejor	7	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,067.9
Wind	43		1,130.2		561.3
Copel GET (Interest)			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	3		299.6		155.2
Total Copel GET			6,298.3		2,784.4
Other Interest Copel			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	5		201.3		109.7
Wind	4		53.2		28.0
Solar	1		1.1		-
Total Other Interest	10		255.6		137.7
TOTAL Copel Group			6,553.9		2,922.1

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,705		1,062.6
Substation (amount)		45
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,980		532.6
Substation (amount)		8
TOTAL	TL	9,685		1,595.2
	Substation	53

DISTRIBUTION
Distribution lines (km)	212,926			Captive customers	5,159,261
Substations	396			Customers by distribution employee	1,594
Installed power substations (MVA)	12,088			DEC (in hundredths of an hour and minute)	8.23
Municipalities served	395			FEC (number of outages)	5.41
Locations served	1,068

MERCADO LIVRE
Number of contracts	1,602
Energy sold (GWh)	5,814

RESULTS | 3Q24	44

Exhibit IV - OPERATIONAL DATA> GENERATION

COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 9M24 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,067.9	17,910.8
Large hydroelectric power plant (HPP)	4,772.0	2,006.8	17,559.4
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	575.3	5,337.6	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	558.3	5,227.1	09.25.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	575.4	5,113.7	03.20.2033
Gov. Parigot de Souza (1)(5)	260.0	103.6	950.4	01.03.2053
- Regime de Cotas (70%)	182.0	72.5	665.3
- Copel GeT(30%)	78.0	31.1	285.1
Colíder(5)	300.0	178.1	822.2	01.30.2046
Guaricana(5)	36.0	16.1	108.4	07.21.2028
Small hydroelectric power station (SHP)	86.9	55.9	320.7
Bela Vista	29.8	18.6	107.4	01.02.2041
Cavernoso (5)	1.3	1.0	0.7	06.23.2033
Cavernoso II(5)	19.0	10.6	47.8	12.06.2050
Chaminé (5)	18.0	11.6	85.0	08.02.2028
Apucaraninha (5)	10.0	6.7	32.8	01.27.2027
Derivação do Rio Jordão (5)	6.5	5.9	39.1	06.21.2032
São Jorge (5)	2.3	1.5	7.9	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	30.7
Marumbi	4.8	2.4	20.8	(6)
Chopim I	2.0	1.5	2.8	(3)
Melissa	1.0	0.6	2.0	(3)
Salto do Vau	0.9	0.6	4.6	(3)
Pitangui	0.9	0.1	0.4	(3)
Thermal Power Plant	20.0	17.7	2.3
Figueira	20.0	17.7	2.3	03.27.2019
Wind Power Plants	1,130.2	561.3	2,397.9
Eólica de Palmas (4)	2.5	0.4	2.0	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	163.8
GE Boa Vista S.A.	14.0	5.2	20.5	04.28.2046
GE Farol S.A.	20.0	8.8	35.5	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	55.5	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	52.3	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	299.9
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	43.6	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	41.4	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	39.0	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	46.4	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	39.0	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	60.2	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	30.2	04.09.2047
Complexo Eólico Cutia	180.6	71.4	364.0
UEE Cutia S.A.	23.1	9.6	50.8	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	44.6	05.11.2050
UEE Guajiru S.A.	21.0	8.3	37.2	01.05.2042
UEE Jangada S.A.	27.3	10.3	61.7	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	58.0	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	56.9	05.11.2050
UEE Potiguar S.A.	27.3	11.5	54.7	05.11.2050
Complexo Eólico Bento Miguel	132.3	58.7	261.3
CGE São Bento do Norte I S.A.	23.1	10.1	51.8	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	50.9	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	40.7	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	40.7	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	39.3	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	38.0	08.04.2050
Complexo Eólico Vilas (8)	186.7	98.6	285.3
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	51.6	01.14.2054
Vila Maranhão I	32.0	17.8	51.7	01.11.2054
Vila Maranhão II	32.0	17.8	51.7	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	48.6	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	81.7	12.06.2054
Complexo Jandaira	90.1	46.9	210.7
Jandaira I	10.4	5.6	28.6	04.02.2055
Jandaira II	24.3	12.3	56.9	04.02.2055
Jandaira III	27.7	14.8	70.0	04.02.2055
Jandaira IV	27.7	14.2	55.2	04.02.2055
Aventura [9]	105.0	65.0	329.9
Aventura II	21.0	13.1	65.6	06.05.2053
Aventura III	25.2	15.5	78.2	06.11.2053
Aventura IV	29.4	18.5	94.7	06.05.2053
Aventura V	29.4	17.9	91.5	06.05.2053
Santa Rosa e Mundo Novo [9]	155.4	92.8	480.9
Santa Rosa e Mundo Novo I	33.6	17.3	86.4	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	95.3	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	113.7	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	110.9	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	74.5	06.01.2053
TOTAL	6,018.7	2,646.9	20,311.0
(1) RAG of R$167.9 million, updated by Aneel's Resolution No. 3,353, of July 23, 2024.
(2) Power plants exempted from concession, are only registered with ANEEL.
(3) Assured power considered the average wind generation.
(4) Extension of Grant according to REH 2919/2021, 2932/2021  and  3.242/2023.
(5) Under approval by ANEEL.
(6) Assured Power updated by Ordinance N°709/2022 for: FDA, Segredo, Salto Caxias and GPS, effective from January/2023.
(7) According to Order No. 561/2024, commercial operations suspended.
(8) Complexes Aventura and Santa Rosa & Novo Mundo joined the Company's portfolio in Jan/23.
* Considers internal consumption of generators and generation in commercial operation.
	** Plant do not participate in the MRE.

RESULTS | 3Q24	45

Exhibit IV - OPERATIONAL DATA > GENERATION

INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [1] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.8	586.8	500.9	264.9
Large hydroelectric power plant (HPP)		1,076.6	561.5	486.2	254.2
HPP Gov. Jayme Canet Junior (Mauá) (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	188.5	184.1	96.1	06.28.2049
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	05.10.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 53,94% Celesc - 23,03%	125.0	72.5	28.8	16.7	09.21.2037
Small hydroelectric power station (SHP)		29.1	20.4	10.4	7.3
SHP Arturo Andreoli [5] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	07.07.2034
Hydroelectric Generating Centers (CGH)		6.1	4.9	4.3	3.4
CGH Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	(2)
CGH Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	(2)
Wind Power Plants		108.5	57.1	53.2	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.5	57.1	53.2	28.0	(3)
Solar		2.3	-	1.1	-
Solar Paraná [4]	COPEL - 49%	2.3	-	1.1	-	09.15.2046
TOTAL		1,222.6	643.9	555.2	292.9
[1] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca.
[2] Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL.
[3] The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047).
[4] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.
[5] Extension of Grant according to REH 3.242/2023.

RESULTS | 3Q24	46

Exhibit IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,129	35	12,815	663.1	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	17.0	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	2.8	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	16.6	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	45.3	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	7.3	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	8.1	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	11.7	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	13.3	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	13.5	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	28.1	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	255	4	900	160.9	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	19.7	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	28.3	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	27.0	03.04.2035
Subtotal Copel GeT [7]			3,705	45	15,737	1,062.6
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	17.0	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	25.6	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	138.8	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	71.7	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	47.7	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	70.7	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	887	1	3,600	161.1	05.14.2044
Subtotal SPCs [8]			5,980	8	5,100	532.6
Total			9,685	53	20,837	1,595.2
1 Proportional to Copel's interest in the project. Values referring to the 2023/2024 cycle, effective from July 1, 2024, according to REH 3.348/2024 - Technical Note No. 105/2024 – STR/ANEEL, of July 09, 2024. Considers investments that came into operation until 09/30/2024.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2043). The value of the APR for the 2024-2025 cycle, excluding the RBSE, according to REH 3,3348/2024, is R$ 148.3 million. This amount refers to additional RAP for reinforcements and improvements, in effect when REH 3,348/2024 was published.
4 As of 10.31.2018, the APR was reduced by 50%.
5 The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
6 As of 07/09/2021, the APR was reduced by 50%.
7 Consolidated Result.
8 Equity Income.

RESULTS | 3Q24	47

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION

OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,137,652	1,068	395	13,8 kV	-	-	113,526
			34,5 kV	237	1,704	91,744
			69 kV	36	2,518	778
			88 kV	0	5	-
			138 kV	123	7,861	6,878
				396	12,088	212,926
Consumer-to-employee ratio DIS	2019	2020	2021	2022	2023	Sep-24
Captive Consumers	4,713,240	4,835,852	4,926,608	5,011,555	5,098,006	5,159,261
Copel Dis employees	4,964	4,641	4,430	4,257	4,203	3,237
Consum/Emp	949	1,042	1,112	1,177	1,213	1,594

QUALITY OF SUPPLY

	Year	DEC ¹ (hours)	FEC ² (outages)
	2020	7.83	5.61
	2021	7.47	5.09
	2022	7.96	5.10
	2023	7.97	5.41
	Sep-24	8.23	5.41
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Sep-20	6.05%	6.02%	4.70%	3.49%	8.16%	7.61%
Sep-21	5.79%	5.91%	4.47%	4.48%	7.71%	7.71%
Sep-22	5.79%	5.73%	4.47%	4.22%	7.63%	7.53%
Sep-23	5.79%	5.85%	4.47%	4.71%	7.57%	7.67%
Sep-24	5.79%	6.24%	4.47%	4.22%	7.57%	7.47%

(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

RESULTS | 3Q24	48

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 6, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.